UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                          AMERICAN BENEFITS GROUP, INC.
                 (Name of Small Business Issuer in its charter)

         Florida                                        65-0647122
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

      10 Fairway Drive, Suite 307, Deerfield Beach, Florida         33441
             (Address of principal executive offices)            (zip code)

               Issuer's toll free telephone number: (888) 533-4555
                  Issuer's toll free fax number: (877) 305-4171

           Securities to be registered under Section 12(g) of the Act:

      Title of each class             Name of each exchange on which each class
                                      is to be registered
      -------------------------       ------------------------------------------
      Common                          OTC Bulletin Board

        Securities to be registered pursuant to Section 12(g) of the Act.
                           Common Stock, no par value

INTRODUCTORY STATEMENT

      American Benefits Group, Inc. (the "Company" or "ABFG") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

      This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1. DESCRIPTION OF BUSINESS

A.    General Overview

      ABFG was incorporated under the laws of the State of Florida pursuant to The Florida Business Corporations Act as Living Benefits Group, Inc. on February 26, 1996. The Company underwent name changes to Lifeline Benefits Group, Inc. on April 21, 1996 and to American Benefits Group, Inc. on December 12, 1996. Unless otherwise indicated by the context, all references to "ABFG" or "the Company" in this Report shall be read to refer to American Benefits Group, Inc. and all of its subsidiaries, and all of its majority owned affiliates.

      Upon incorporation, the Company was engaged in the business of Viatical Settlements. Effective June 30, 1997, the Company ceased its business operations in Viatical Settlements. On July 1, 1997, subsequent to divesting itself of any and all interest in the Viatical Settlement business, the Company commenced its current business of mining and marketing precious and semi-precious stones, jewelry, art and other goods and services.

      The Company operates one segment: Mining precious stones and minerals; processing and manufacturing products; marketing finished products and services (Mining of precious stones and related products). The Company's reportable segment is a strategic business unit that offers different products and services.

      The Mining of precious stones and related products segment includes American Benefits Group, Inc. (ABFGINC), the parent company and its subsidiaries and affiliates; American Benefits Group, Limited (ABFGLTD) - 100%; ABFG Sales Ltd. (ABFGSL-Cdn) - 100%; ABFG Sales Limited (ABFGSL-US) - 100%; American Benefits Group (Israel) Ltd. (ABFGISR) - 100%; American Benefits Group (Israel-Madagascar) Ltd. (ABFGISR-MAD) - 100%; ABFG Resources Madagascar S.A.R.L. (ABFGMAD); Saowani Development S.A.R.L. (SAO) - 90%; Stones and Wood Corporation S.A.R.L.` (S&W) - 100%; Club Rodeo Ltd. (CLUB) - 100%; and E-Block Technology Inc. (E-BLOCK) - 100%.

Regulation

      As a result of the Company's change of business on July 1, 1997, the Company voluntarily ceased the trading of its common stock over the National Association of Broker Dealers ("NASD') Over the Counter Bulletin Board Quotation Medium (OTC: BB). The Company filed the required "Issuer Information and Disclosure Statement pursuant to Rule 15c2-11(a) (5) on April 2, 1998 and the NASD cleared the Company's common stock for quotation over the OTC: BB medium on June 18, 1998. The Company's stock ceased being quoted on the OTC:BB Quotation Medium on July 4, 1999 as a result of the Company's failure to file a Form 10-SB and clear comments of the SEC pursuant to NASD Regulations 6530 and 6540. This Report is being filed to enable the Company to become a Reporting Issuer under those Regulations and thereafter to be quoted over the OTC:BB Quotation Medium.

B.    Organization

      As of December 31, 1999, the Company was considered to be in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue. FAS-7 requires that all development costs be expensed during the development period. The Company expensed $4,030,099 of development costs for the twenty-seven months ended December 31, 1999.

      The Development Costs were allocated for the following projects:

Mining Development                                                    $2,655,310
Internet Development                                                  $1,364,789
E-Block Research & Development                                        $   10,000
                                                                      ----------
                                                                      $4,030,099

Mining Development Project

      The Mining Development Project commenced in August of 1997 with the acquisition of 90% of the issued and outstanding shares of SAO, SAO had an interest in 13 mining perimeters in the Democratic Republic of Madagascar. The Company retained mining specialists to explore and test the mining perimeters, as well as source other potential mining perimeters. Subsequently, after the acquisition, Saowani lost its interest in 13 mineral perimeter rights in Madagascar before the exploration and testing programs were completed. Subsequent to the loss of the 13 mining perimeters, SAO reacquired interests in 3 of the mining perimeters.

      On June 19, 1998, the Company acquired 70% of the issued and outstanding shares of World Gems Corporation S.A.R.L. (World Gems). World Gems held interest in 34 mining perimeters of which ABFG, through the acquisition, would explore and test the mining perimeters. Subsequently, World Gems lost its mineral perimeter rights in Madagascar before the exploration and testing programs were completed.

      On May 11, 1999, the Company acquired 100% of the issued and outstanding shares of S & W which had interests in 37 mining perimeters in the Democratic Republic of Madagascar. On May 28, 1999, Consulting Geologists and Engineers, Watts, Griffis and McOuat, was retained to perform a technical review of the sapphire mining perimeters obtained by the Company. The scope of the technical review was to perform a site visit to review the local geology, exploration potential and the possible size and grade of the deposit with on-site technical personnel; a review of land position and ownership; a review of operational history; a review of sampling process, methodology, kind of wash plant used to recover the sapphires and the size and efficiency of the plant; a review of the mining operation including the amount of stripping of overburden involved, thickness of gravel; and a review of the marketing contracts. The Company began testing operations of precious stones, namely sapphires, on these mining perimeters, on May 31, 1999.

      On June 29, 1999 the Company, through its Malagasy subsidiary, SAO became a partner to a joint venture with Ms. Eliana Georgette Samuel Harinoro whereby SAO was given exclusive rights to explore and test on three (3) emerald bearing mining perimeters (these mining perimeters were part of the original 13 mining perimeters of SAO). SAO will fund the exploration and testing. Profits arising from the Joint Venture will be distributed on a basis of 80% to SAO and 20% to Ms. Harinoro. The Mining perimeters are classified as Type I mining perimeters.

      Since the commencement of operations in 1997 to present, a total of $2,655,310 was spent on exploring and testing mining perimeters in Madagascar.

Internet Shopping Mall Development

      On January 15, 1999, the Company launched its first Internet store, TheGemStore.com, and operated the Internet site as a beta test site until March 14, 1999. During this time period, three Internet sites were launched - VirtualVitamins.com, ArtonRodeo.com, and AdventureandTravel.com - as beta test sites, along with securing an Internet secure e-commerce license. On March 15, 1999, the Company launched its Internet Shopping Mall, RodeoIsland.com, on a beta test basis to test and evaluate site traffic, visitations, order placement, order fulfillment and order delivery. On December 31, 1999, the Internet Shopping Mall development project was still in a beta test mode. Total cost of the Internet Development Project was $1,364,789.

E-Block Research and Development

      On September 7, 1997, the Company established a wholly-owned subsidiary of the parent company, E-Block Technology Inc. (EBTI), based in Canada, to research and develop the technology of using hyper-compression to form building blocks from indigenous materials such as clay and sand (E-block).

      The objective of E-Block is to allow the Company to use the E-Block as a building product for the purpose of constructing homes, hospitals, medical clinics, schools, community centers, etc. The Company plans to establish a test manufacturing facility in Madagascar and plans to initially donate the infrastructure to the community. Management believes that the donation of the infrastructure to the community is the Company's civic duty and responsibility in order to increase the standard of living of the Malagasy people through improved living conditions, improved medical facilities and increased educational facilities. Upon completion of the testing, a pricing structure will be established and the E-Block will be marketed.

      The R&D arm has tested various formulations of clay, sand and other components and has developed a superior formulation of same. This new formulation has resulted in the development of e-block. EBTI is very proud of this new formulation and feels that it has developed an economical substitute for conventional construction materials such as lumber, cement blocks and bricks. Preliminary production tests have produced e-blocks with considerable compressive strength and a very high thermal insulation value, ranging from R45 to R55. In addition to a high thermal insulation value, the e-block also has a very high audio insulation factor for blocking out sound.

      The e-block lends itself to many construction applications. The e-block can be drystacked to form structural walls of buildings. An economic analysis of the construction costs of an e-block wall has shown the cost of construction to be 66% lower than those of conventional cement blocks, concrete or brick walls. This will result in a considerable saving in construction costs. Tests have also shown that an e-block wall can be constructed in less time than a conventional wall of cement block, concrete or brick. On a test basis, a saving of 80% has been attained. This time factor will be critical for projects where a schedule is of concern. The use of e-block in construction can be performed by unskilled labor as compared to the skilled craftsmen that are required for a conventional cement block, concrete or brick wall. This is a very important consideration in construction, especially in areas where there is a shortage of skilled craftsmen and an abundance of unskilled labor. The Company views the development of e-block as a very economical substitute for conventional construction materials such as brick, lumber, or concrete and as a building product for the future.

      The Research and Development (R&D) arm of EBTI has studied the various machinery available to manufacturer hyper-compressed blocks and has developed a short list of suggested equipment manufacturers. Total cost of the E-Block Research and Development is $10,000.

Marketing

      On May 20, 1999, the Company and the Menavi Group of Companies (Menavi International Ltd., of Israel; Advance Cutting Center (Israel) Ltd.; and Advance Cutting Center Ltd. of Bangkok), based in Israel, formed a Joint Venture, known as Total Gem Management Ltd. (TGM).

      The formation of the TGM Joint Venture positioned ABFG as a fully vertically integrated company involved from the mining of precious stones through to the marketing of cut and polished gems, and fine pieces of quality jewelry. It is anticipated that product lines within ABFG's retail outlet, the Gemstore.com, a retail outlet within the Internet Shopping Mall, RodeoIsland.com will be increased as a result of the alliance. The GemStore.com will have access to world renowned jewelry designers, and precious stones such as diamonds thus being able to increase its product lines of designer jewelry, diamonds, and other precious stones. It is anticipated that there will be increased sales in the wholesale division with group lots of raw, processed, and cut and polished gems.

      Menavi International Ltd. is one of the most reputable companies in the industry. It's subsidiaries, Advance Cutting Center Ltd. and Advance Cutting Center (Israel) Ltd. utilize one of the most advanced computerized robot systems (Robogem) in the industry specially designed to increase yields and to deliver the perfect cut known as the "Carmel Cut" and are thus on the leading edge of the industry in technical expertise.

C.    Industry Background

      The information contained in this section is produced from a report prepared for the Company by Menahem Sevdermish and Avi Meirom of the Geological Institute For Precious Stones and Diamonds of Israel, principals of the Company's Joint Venture, TGM.

      Current market demand for wholesale polished sapphires is increasing. Upon an evaluation, the report indicates that the future sapphire market looks strong. Industry experts believe that retail sales of jewelry will reach $60 billion every year. It is estimated that of that $60 billion, nearly 20% ($12 billion) is in the sale of colored gemstone-set jewelry. Of this $12 billion, it is safe to assume that Sapphire-set jewelry accounts for 20% ($2.4 billion) of these sales. Factor in that retail jewelry is generally marked-up 100%, bringing the value to $1.2 billion. Also factor in that 30% of the actual set jewelry cost is for the metal (i.e., gold, silver, platinum) setting, which brings the total estimated market for loose polished sapphires used in the set jewelry totaling, approximately, $840 million annually. As a conservative estimate, The Gemological Institute for Precious Stone and Diamonds foresees the market for loose polished sapphires to range between $750 -- $900 million per year. The report stated that three main sectors of the sapphire market should be accounted for in calculating the "total" sapphire market: sales of reported loose polished sapphires; sales of shipped sapphire-set jewelry; and, sales of under-reported or non-reported polished sapphires.

Wholesale value of reported loose polished sapphires

      The wholesale value of reported polished sapphires in 1998 was estimated at $324 million and is represented in the following chart:

                  United States                      $ 150 million
                  Japan                              $  27 million
                  Europe                             $  75 million
                  Southeast Asia                     $  18 million
                  Others                             $  54 million
                  ------------------------------------------------
                  Total                              $ 324 million

      The Gemological Institute for Precious Stone and Diamonds reports that a strong US market, a relatively weak European market, and a recovering Asian market most likely puts the market, more realistically, at $300 million.

Sapphire shipped - set jewelry

      Today, the majority of sapphires reach the market already set in jewelry. It is estimated, by The Gemological Institute for Precious Stone and Diamonds, that the market for Shipped Sapphire-Set Jewelry is at least equivalent to that for Reported Loose Polished Sapphires, but more likely one-and-a-half times the size -- $340 -- $450 million.

Under-reported and non-reported sales of polished sapphires

      The ability to accurately depict the market for Under-Reported and Non-Reported Sales of Polished Sapphires, a common practice in the industry, is obviously impossible. However, conservative estimates by The Gemological Institute for Precious Stone and Diamonds place the value of this market at $150 million and even then, the value may be safely increased by 25%.

The importance of Internet shopping

      Since the advent of the World Wide Web (Internet), sales from this Retail source have expanded greatly. Sales in 1998 were 4.5 billion dollars, over 10 billion dollars in 1999 with a projection of over $119.3 billion dollars for Y2005 (Source: ACTIVMEDIA 02/2000). The Company elected to utilize this retail method for selling its mined precious stones in order to better control prices and to eliminate the middleman to increase profit.

The importance of the Company's Internet shopping mall

      The Company's Internet shopping Mall ("RodeoIsland.com.") was established. The Company then commenced expansion so that non-related entities could also avail themselves to "RodeoIsland.com" to sell their products. The Company's intent is to continue to use "RodeoIsland.com" as a major retail outlet for it's mined precious stones and to expand the site to other parties so that eventually the site will compete with the Mining Division of the company as a major source of income. In 1999, Club Rodeo was established which is a membership program allowing members to purchase goods and services at a discounted price. Members enroll with Club Rodeo, paying an annual membership for the right to purchase goods and services at a discounted price. Members would also qualify for purchase rebates and other rewards and benefits.

The importance of compressed clay housing in developing nations

      The e-block lends itself to many construction applications of particular importance to third world nations. The e-block can be dry stacked to form walls of buildings. An economic analysis shows up to a 66% savings in construction costs utilizing the e-block as opposed to traditional construction materials such as concrete or brick is possible. E-block construction is quicker than traditional methods and the construction can be undertaken by unskilled labor.

D.    Products

      The primary business of the Mining segment is to explore, develop, and exploit precious and semi-precious stones, process the precious and semi-precious stones, manufacture carat jewelry, market processed precious and semi-precious stones, market carat jewelry and other related products and services, such as internet development, hosting, marketing and broadcasting.

      Since the commencement of operations in 1997, the Company has acquired and retained interests in forty (40) precious stone mining perimeters in the Democratic Republic of Madagascar. These mining perimeters allow ABFG and Joint Venture Partners to explore, test, and mine for sapphires, corundum, emeralds, and garnet. With the acquisition of S&W, testing operations began on May 31, 1999. For the period ending December 31, 1999, ABFG's share of extracted mine grade sapphire ore from the mining perimeters was 238,532.2 grams. The cost of testing was $1,724,247 or $7.27 per gram. A typical grade of sapphire ore will yield .85 carats of polished stone for each one (1) gram of mine grade sapphire ore. The expected yield from the 238,532.2 grams of mine grade sapphire ore should yield 202,752.37 carats of polished sapphire stones.

      Since the commencement of operations in Madagascar in 1997, ABFG has implemented a buying program, purchasing raw sapphire stones. For the period ending December 31, 1999, ABFG purchased 184,500 grams of selected grade sapphire at a cost of $2,490,000 or $13.50/gram. Of the 184,500 grams purchased, 105,500 grams of selected grade sapphire ore has yielded 84,299.62 carats of polished sapphire stones at a cost of $5.83 per carat of finished stones.

      Since commencement of operations in 1997, ABFG has sourced several manufacturers of carat jewelry in the United States, Canada, Thailand and Israel. ABFG is reviewing and testing various manufacturers of jewelry to ensure the quality of the carat jewelry conforms to the price point structure established. ABFG has been able to establish manufacturing costs ranging from $18.45 per carat of precious stone for a simple design (sapphire stud earring) to $996.47 per carat of precious stone for an intricate design (women's sapphire ring with diamonds).

      The Marketing of the polished stones and jewelry is achieved by the establishment of an e-commerce enabled web store, TheGemstore.com (The Gemstore). The Gemstore was launched on the World Wide Web (Internet) on January 15, 1999. The Gemstore provides the consumer with a variety of carat jewelry containing sapphires. The consumer is able to purchase the carat jewelry through a secured e-commerce system. The e-commerce system used by ABFG has been certified secure by ePubliceye.com, InternetSecure Inc., I-stores.com, VISA International, and MasterCard International.

      On March 15, 1999, ABFG launched its Internet Shopping Mall, RodeoIsland.com (Rodeo Island) to house The Gemstore and other in-house developed Internet stores developed which include ArtonRodeo.com (Art On Rodeo), AdventureandTravel.com (Adventure and Travel), and VirtualVitamins.com (Virtual Vitamins). The objective of Rodeo Island is to provide a common area for consumers to visit and shop for goods and services. In doing so, consumers will be exposed to The Gemstore and thus increasing the sales of carat jewelry.

      Since the establishment of Rodeo Island, ABFG has been able to attract sixteen (16) independent storefronts to the Internet Shopping Mall. These additional storefronts allow ABFG to receive revenue in the form of space rental, advertising, commissions from affiliate programs and sales of products purchased at a wholesale level and sold at a retail level. Management of ABFG believe that the success of an Internet Shopping Mall will be the ability of the Internet Shopping Mall to attract consumers by making available a variety of products, the majority of which will be basic "Brick and Mortar" consumables.

      In order to maintain Rodeo Island ABFG's in-house stores and facilitate the addition of additional store fronts, ABFG established an Internet Solutions Division (ISD) to provide design, development, production, maintenance and support. In addition to ISD, ABFG established ABFG-TV which is an Internet Broadcasting Division mandated to provide ABFG with advertising and promotional design and production for Radio, Television and Internet Broadcasting. Since the commencement of the ISD and ABFG-TV, these cost centers have been able to attract additional revenue by contracting their services to third parties.

      On November 4, 1999, Club Rodeo was established to provide a marketing platform for the products and services of Rodeo Island. Club Rodeo will offer memberships to consumers. As a member, the consumer will have various privileges such as substantial discounts on products and services. A member can purchase goods and services with discounts of up to 25% off Rodeo Island's published prices from ABFG in-house stores. Members would also receive cash rebates of up to 6% on goods and services based on their own volume purchases and residual income of up to 6% on purchases made by other members and "Passport" members referred to Club Rodeo by the member. Club Rodeo membership is renewable on an annual basis.

      The following tables include quarterly and year-to-date revenue and operating income by segment, as well as units mined through testing, bought, processed and sold.

                          American Benefits Group, Inc.
  Revenue and Operating Income (Loss) and Purchase/Mining Production by Segment
                             (Dollars in thousands)

----------------------------------------------------------------------------------------------------------------
         June 30, 2000                  1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Revenue by Segment:
Mining                                            11            17          N/A           N/A                28
----------------------------------------------------------------------------------------------------------------
Operating Income by Segment:
Mining                                             8             2          N/A           N/A                10
Corporate                                          0             0          N/A           N/A                 0
Development                                     (302)         (223)         N/A           N/A              (525)
Other                                             (5)           (4)         N/A           N/A                (9)
                                    ----------------------------------------------------------------------------
Net Income Before Tax                           (299)         (225)         N/A           N/A              (524)
----------------------------------------------------------------------------------------------------------------
Raw Mine Grade                          1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory(grams)                  69,925.3    316,306.21          N/A           N/A          69,925.3
1.       Production (grams)                172,880.9       1,226.0          N/A           N/A         174,106.9
2.       Buying (grams)                     79,000.0             0          N/A           N/A          79,000.0
                                    ----------------------------------------------------------------------------
Total Available: (grams)                   321,806.2     317,532.2          N/A           N/A         323,032.2
3.       Processed (grams)                   5,500.0             0          N/A           N/A           5,500.0
                                    ----------------------------------------------------------------------------
Ending Inventory (grams)                   316,306.2     317,532.2          N/A           N/A         317,532.2
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                      921         3,196          N/A           N/A               921
4.       Production (000's)                      778           109          N/A           N/A               887
5.       Buying (000's)                        1,580             0          N/A           N/A             1,580
                                    ----------------------------------------------------------------------------
Total Available: (000's)                       3,279         3,305          N/A           N/A             3,388
6.       Processed (000's)                       -83             0          N/A           N/A                --
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                       3,196         3,305          N/A           N/A             3,305
----------------------------------------------------------------------------------------------------------------
Polished Stones                         1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory (carats)                   293.6     23,924.80          N/A           N/A             293.6
7.       Processed (carats)                      0.0             0          N/A           N/A               0.0
8.       Buying (carats)                    23,631.2             0          N/A           N/A          23,631.3
                                    ----------------------------------------------------------------------------
Total Available: (carats)                   23,924.8     23,924.80          N/A           N/A          23,924.8
9.       Bulk Sales (carats)                       0           N/A          N/A           N/A                 0
10.      Processed (carats)                        0        452.77          N/A           N/A            452.77
                                    ----------------------------------------------------------------------------
Ending Inventory (carats)                   23,924.8     23,472.03          N/A           N/A         23,472.03
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                       19         2,788          N/A           N/A                19
11.      Production (000's)                        0                                                          0
12.      Buying  (000's)                       2,769           N/A          N/A           N/A             2,769
                                    ----------------------------------------------------------------------------
Total Available: (carats)                      2,788         2,788          N/A           N/A             2,788
13.      Bulk Sales (000's)                        0             0          N/A           N/A                 0
14.      Processed (000's)                         0            20          N/A           N/A                20
Ending Inventory (000's)                       2,788         2,768          N/A           N/A             2,768
----------------------------------------------------------------------------------------------------------------

                          American Benefits Group, Inc.
  Revenue and Operating Income (Loss) and Purchase/Mining Production by Segment
                             (Dollars in thousands)

----------------------------------------------------------------------------------------------------------------
         June 30, 2000                  1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Revenue by Segment:
Mining                                             0             0        1,209         3,832             5,041

----------------------------------------------------------------------------------------------------------------

Operating Income by Segment
Mining:                                            0             0          804         2,454             3,258
Corporate                                          0             0         (121)         (383)             (504)
Development                                      (79)         (115)        (105)        (2598)           (2,897)
Other                                              0             3           (1)           10               12
                                    ----------------------------------------------------------------------------
Net Income Before Tax                            (79)         (112)         577          (517)             (131)

----------------------------------------------------------------------------------------------------------------
Raw Mine Grade                          1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory(grams)                         0             0            0       5,500.0               0.0
15.         Production (grams)                                                       64,425.3          64,425.3
16.         Buying (grams)                                       0     25,500.0      80,000.0         105,500.0
                                    ----------------------------------------------------------------------------
Total Available: (grams)                           0             0     25,500.0     149,925.3         169,925.3
17.         Processed (grams)                                         -20,000.0     -80,000.0        -100,000.0
Ending Inventory (grams)                           0             0      5.500.0      69,925.3          69,925.3
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                                      0            0            82                 0
18.         Production (000's)                                                            838               838
19.         Buying (000's)                                                  175           640               815
                                    ----------------------------------------------------------------------------
Total Available: (000's)                                                    175         1,561             1,654
20.         Processed (000's)                                               -93          -640              -733
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                                                     82           921               921
----------------------------------------------------------------------------------------------------------------
Polished Stones                         1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory (carats)                   450.8         450.8        450.8         450.8             450.8
21.         Processed (carats)                                                                                0
22.         Buying (carats)                                           19,647.19      62,216.1          81,863.3
                                    ----------------------------------------------------------------------------
Total Available: (carats)                      450.8         450.8     20,098.0      62,669.9          82,314.1
23.         Bulk Sales (carats)                                       -19,647.2     -62,216.1         -81,863.3
24.         Processed (carats)                                                         -157.2            -157.2
                                    ----------------------------------------------------------------------------
Ending Inventory (carats)                      450.8         450.8        450.8         293.6             293.6
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                       31            31           31            38                31
25.         Production (000's)                                                                                0
26.         Buying  (000's)                                                 289           995             1,284
                                    ----------------------------------------------------------------------------
Total Available: (carats)                         31            31          320         1,033             1,314
27.         Bulk Sales (000's)                                             -282          -995             1,277
28.         Processed (000's)                                                             -19               -19
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                          31            31           38            19                19
----------------------------------------------------------------------------------------------------------------

                          American Benefits Group, Inc.
  Revenue and Operating Income (Loss) and Purchase/Mining Production by Segment
                             (Dollars in thousands)

----------------------------------------------------------------------------------------------------------------
         June 30, 2000                  1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Revenue by Segment:
Mining                                             0             0            0             0                 0
----------------------------------------------------------------------------------------------------------------
Operating Income by Segment                        0             0            0             0                 0
Mining:                                            0             0            0             0                 0
Corporate                                          0             0            0             0                 0
Development                                      (38)         (289)        (119)         (167)             (613)
Other                                            (18)            0            0            (4)              (22)
                                    ----------------------------------------------------------------------------
Net Income Before Tax                            (56)         (289)        (119)         (171)             (635)
----------------------------------------------------------------------------------------------------------------
Raw Mine Grade                          1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory(grams)                         0             0            0             0                 0
29.         Production (grams)                     0             0            0             0                 0
30.         Buying (grams)                         0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Total Available: (grams)                           0             0            0             0                 0
31.         Processed (grams)                      0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (grams)                           0             0            0             0                 0
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                        0             0            0             0                 0
32.         Production (000's)                     0             0            0             0                 0
33.         Buying (000's)                         0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Total Available: (000's)                           0             0            0             0                 0
34.         Processed (000's)                      0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                           0             0            0             0                 0
----------------------------------------------------------------------------------------------------------------
Polished Stones                         1st Quarter    2nd Quarter   3rd Quarter  4th Quarter   Total Year
----------------------------------------------------------------------------------------------------------------
Units:
Beginning Inventory (carats)                       0             0            0             0                 0
35.         Processed (carats)                     0             0            0             0                 0
36.         Buying (carats)                        0             0            0         450.8             450.8
                                    ----------------------------------------------------------------------------
Total Available: (carats)                          0             0            0         450.8             450.8
37.         Bulk Sales (carats)                    0             0            0             0                 0
38.         Processed (carats)                     0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (carats)                          0             0            0         450.8             450.8
----------------------------------------------------------------------------------------------------------------
Cost:
Beginning Inventory (000's)                        0             0            0             0                 0
39.         Production (000's)                     0             0            0             0                 0
40.         Buying  (000's)                        0             0            0            31                31
                                    ----------------------------------------------------------------------------
Total Available: (carats)                          0             0            0            31                31
41.         Bulk Sales (000's)                     0             0            0             0                 0
42.         Processed (000's)                      0             0            0             0                 0
                                    ----------------------------------------------------------------------------
Ending Inventory (000's)                           0             0            0            31                31
----------------------------------------------------------------------------------------------------------------

E.    Acquisitions and Business Strategies

      The process in the Democratic Republic of Madagascar to enable Corporations such as the Company to acquire sufficient Mining perimeters in order to make its mining operations financially viable requires the Company, depending on the type of Mining perimeter being acquired, to either incorporate a Malagasy Subsidiary to hold the Mining perimeter or to enter into an Agreement with Malagasy Nationals for these Malagasy Nationals to hold the mining perimeters in their name on the Company's behalf as a "Nominee". The "Nominee" is usually paid for their consent to act with a lump sum payment paid at the time the National and the Company enters into the Agreement. These Nationals will be the legal owner of the mining perimeters with either the Company, an acquired Malagasy Corporation or a newly created Malagasy Subsidiary Corporation to be the beneficial owner of the mining perimeters (similar to the North American practices of a mine Company having a lease-hold interest in the property).

      The Company, through its Director, Dror Moradov, sourced a number of mining perimeters in the Democratic Republic of Madagascar, which the Company believes to have Sapphires and Emeralds. These mining perimeters were acquired by the Company through the Company's purchase of shares in the Malagasy Corporations having the legal right to exploit the precious stones or through the establishment of Joint Ventures where the National holds the interest for the Company.

      The Company's first purchase occurred on the 26th day of August, 1997 when it acquired Ninety (90%) percent of the issued shares of SAO, a Corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. SAO held interests in mining perimeters, which the Company believed to have reserves of sapphires and emeralds. The purchase price for the Ninety (90%) per cent share holding was payment of Three Million (3,000,000) pre-dividend Common Shares of the Company to Fulcrum Holdings of Australia Inc. ("Fulcrum") a Corporation incorporated pursuant to the laws of the State of Delaware, being one of the United States of America. Fulcrum was party to an Agreement with SAO and certain of the Shareholders of SAO whereby Fulcrum agreed to purchase Ninety (90%) percent of the issued and outstanding shares of SAO in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by SAO. The Company was Assigned Fulcrum's position in the said Agreement with Saowani and the Shareholders with the consent of all parties for the consideration noted herein before. Director Dror Moradov was a Director of SAO.

      As a result of this transaction, Fulcrum became a registered shareholder of three million (3,000,000) pre-dividend Restricted Rule 144 Common Shares of the Company representing 37.6 percent of the Company's issued and outstanding shares at that time. Two Directors of the Company, Gerald E. Sklar and Dror Moradov collectively own 100% of the shares of Fulcrum Holdings of Australia, Inc.. Subsequently, SOA. lost its mining perimeter rights in Madagascar. However, SOA has been able to negotiate a joint venture with the owners of 3 of the previously lost mining perimeters.

      The Company's second purchase occurred on the 19th day of June, 1998 when it acquired 70% of the issued shares of World Gems Corporation S.A.R.L., a corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. The purchase price for the Seventy (70%) per cent share holding was payment of One Million (1,000,000) Restricted Rule 144 Common Shares of the Company and a Note Payable of $100,000 from the Company to Fulcrum Holdings of Australia Inc. ("Fulcrum") a Corporation incorporated pursuant to the laws of the State of Delaware, being one of the United States of America. Fulcrum was party to an Agreement with World Gems Corporation S.A.R.L. whereby Fulcrum agreed to purchase Seventy (70%) percent of the issued and outstanding shares of World Gems Corporation S.A.R.L. in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by World Gems. The Company was Assigned Fulcrum's position in the said Agreement with World Gems and the Shareholders with the consent of all parties for the consideration noted herein before. Two Directors of the Company, Gerald E. Sklar and Dror Moradov collectively own One Hundred (100%) Per Cent of the shares of Fulcrum Holdings of Australia. After the purchase, Fulcrum held a position in the Company representing 40.08 percent of the Company's issued and outstanding shares at that time Subsequently, World Gems Corporation S.A.R.L. lost its mining perimeter rights in Madagascar and the Board of Directors elected to write off the investment in World Gems Corporation S.A.R.L. as worthless. The Note Payable of $100,000 was canceled with the approval of Fulcrum.

      The Company's third purchase occurred on the 11th day of May, 1999 when the Company acquired One Hundred (100%) Per Cent of the issued and outstanding shares of S & W, a Malagasy Corporation for and in consideration of Four Million Five Hundred Thousand (4,500,000) Restricted Rule 144 Shares of the Company from Carlyle Consulting Group Inc., a Corporation incorporated pursuant to the laws of the Grand Cayman Islands, the sole shareholder of Stones and Wood Corporation S.A.R.L.. The Company's purchase of the shares of Stones and Woods Corporation S.A.R.L. was made by American Benefits Group (Israel) Ltd., a One Hundred (100%) Percent owned Subsidiary of the Company. S & W owned the interests in 19 Type III mining perimeters for mining of corundum (sapphire and ruby deposits), as well as interests in several mining operations, including mining equipment. The Company also acquired interests in 18 Type I Mining perimeters for 497,000 Restricted Rule 144 Shares in Madagascar, individually owned by Malagasy Nationals, who were the Shareholders of S & W prior to Carlyle Consulting Group Inc.'s acquisition of the Shares. These 18 Type I mining perimeters are held by the Malagasy Nationals as nominees on behalf of S & W. These 18 Type I Mining perimeters are for Corundum and Garnet. Certain of S & W's mining perimeters are currently being tested through Stones and Wood's Joint-Venture Agreement with Adam Mining Company Ltd. (ADAMCO), a Malagasy Corporation, whereby Stones and Wood receives Twenty Five (25%) Per Cent of all testing obtained from ADAMCO's testing efforts on the mining perimeters as a Lease Payment.

Mining Development

      The Company has acquired testing and mining concessions on 40 mining perimeters in the Democratic Republic of Madagascar. The mining strategy is to test, explore and map out reserves for precious stones such as sapphires, emeralds, rubies, and other precious stones. Upon completing a reserve calculation the Company will perform an evaluation of the reserve and an economic analysis for the establishment of a viable mine operation. The testing and exploring will be completed based on a Work Program developed by the Company's Geologists and Engineers, Watts, Griffis and McOuat Limited.

Map Of Mine Area

      The first requirement is to produce a large-scale plan of the mine area which will provide a base on which to plot all of the information currently available, including topography, geology and the outline of the present workings. Ideally, the scale of this map would be about 1:5000, but not less than 1:10,000.

This same base plan will also be used to plot the locations of exploration pits, trenches and drill holes.

Pits And Trenches

      One site geologists would have studied the definitions of Proven and Probable Reserves so that they can develop a feel for the spacing of the pits and and/or trenches that will be required to meet the requirements. Pits and trenches would be spaced as follows:

o If the deposit occurs in the form of a wide blanket, whose length and width are somewhat similar, then the best approach will be to sink pits to bedrock at regular spacings on a grid, 50 meters for Probable Reserves and 25 meters for Proven Reserves.

o If the deposit is much longer in one dimension than the other, as it will be if it is confined to a drainage channel, then the best approach would be to dig trenches to bedrock across the deposit at intervals of about 50 meters for Probable Reserve and 25 meters for Proven Reserves.

      Accurate elevations of the collar and depth of each pit will be required, as well as a topographic profile of each trench.

Logging Of Pits And Trenches

      A visual inspection would be made of each pit and trench and a small sketch made to show the lithology encountered from surface to bottom. Particular notice would be paid to the distribution of the sapphires, whether they are randomly distributed throughout the host material, or occur in definite bands. If they do occur in definite bands, the thickness would be recorded.

Testing for precious stones

      The Company's testing procedure involves excavating raw material and placing this material into a soaking pit initiating the first stage extraction process. In the first stage, the material is soaked, breaking down the material into a paste or "rough slurry".

      The "rough slurry" is then moved to the second stage in a trommel, where large rocks, boulders and lumps are removed by a trommel screen with a 6" (minus) mesh. While the large rocks are rejected, they are continuously and rigorously inspected for embedded gems. The second stage process produces a "fine slurry".

      The "fine slurry" is then pumped into the third stage extraction plant, which separates the precious stones and captures them in locked jigger boxes while the waste water slurry flows into a tailing's settling pond where the water is held for reuse in the first stage.

      The precious stones are emptied from the locked jigger boxes at the end of each shift under strict security supervision where the shifts' production is weighed and recorded. The sorted precious stones are then put on a light table and re-run through a second stage sorting process to enable categorization by size and grade. The sorted stones are then recorded and placed in special locked boxes for shipment.

      To facilitate it's Malagasy Testing Operations, the Company has entered into 3 Agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the Company's Madagascar mine sites. The purchase price for the testing equipment was USD Five Hundred and Sixty-six Thousand Three Hundred Forty-nine dollars and forty-three cents (USD$566,349.43).

Processing Of Samples

      The volume of all of the material recovered from each individual pit and trench, or portion of a trench, would be measured, processed through a wash plant, and manually sorted to recover all of the sapphires in the sample. The grade of the sample in carats per cubic meter would then be estimated.

Estimation Of Reserves

      After all of the pits and/or trenches have been excavated and the samples have been processed for the particular area or site, the resulting information will be plotted on sections and used to complete an estimate of reserves.

      Upon completion of the mapping of the test holes, pits and trenches and the calculation of the estimate of the reserve, the Company would have the Company's independent Geologists and Engineers verify the results of the exploration work including the calculation of the estimate of reserves.

The personnel required to operate the Company's testing operations in The Democratic Republic of Madagascar are obtained from four sources.

      The first source of workers are trained Security Personnel. These individuals are all military trained, accustomed to living in "third world" conditions, have extensive security training and are familiar with the Democratic Republic of Madagascar.

      The second source of workers is from April Mining Ltd. April supplies the testing operations with supervisory licensed mechanics and heavy equipment operators. Most of the workers have double licenses with security experience. The majority of this group of workers has extensive experience in working and living in third world countries.

      The third source of workers is Dove Gems & Jewelry Co. Ltd. which augments April's heavy equipment operators with Thai operators fully trained in testing procedures and accustomed to living and working in third world countries.

      The final source of workers is local Malagasy laborers who form the majority of mine workers. These laborers will be trained as heavy equipment operators and mechanics by the April workers.

Transportation and finishing of precious stones

      From the mine sites, the stones are transported to Tel Aviv, Israel; Bangkok, Thailand and/or Sri-Lanka for cleaning and processing.. The stones will be transported either by way of an International Security Company, bonded and insured, or by the Company's own Security Division. The fee charged by the Sub-Contracted Factories for cleaning, heating, cutting and polishing of the stones averaged five ($5) dollars/carat.

Marketing of precious stones

      The marketing of the Company's mined precious stones is three-fold:

      Firstly, the Company will inventory the majority of its stones. Certain of the inventoried stones will be in a finished state and certain of the inventory will be in a raw state. The intent of inventorying a large percentage of production is to firstly not create an excess of product on the world market so as to devalue the retail price of the product and secondly to create a large enough inventory of stones so that the company will be in a position to use the inventory as collateral for any loans required in order for the company to meet its long term growth plans.

      Secondly, the Company will use it's inventoried production to either sell large quantities to particular buyers in a rough or finished state and to enable the Company to have sufficient reserves of product to withstand any run of the retail price.

      Thirdly, the Company will finish certain of its product to a jewelry state for sale over its Internet Shopping Mall, "RodeoIsland.com" and Club Rodeo. By eliminating the "middleman", the Company's net margins will be higher than could otherwise be expected and that the success of said sales will attract clients and consumers to the site thus increasing the profitability of the site in its own right.

Storage of precious stones

      The Company will utilize five storage locations for its mined precious stones: The first site will be in the Democratic Republic of Madagascar where the rough stones are extracted from the various mine sites and will be stored pending shipment to other sites. The Company has a highly trained Security Group, familiar with Madagascar and the mining industry, to safe guard the product in Madagascar. The cost of storage at a Company controlled storage location in Madagascar is far less than moving the product to world markets immediately upon being extracted and the security at the Company storage site is more protective than other sites available for raw product. Storage in Madagascar also affords the Company savings in Transportation Costs as controlled transportation of gems required for the Company's long-range goals will only be shipped off the island.

      The second storage site will be at the precious stone finishing facilities in Israel, Thailand or Sri Lanka. Only those stones required by the Company will be shipped to these facilities for finishing. While at the finishing facilities the gems are insured by both the Company and the finishing facility for the finished value of the stones.

      The third storage facility will be at the Company's New York Marketing Office, Total Gem Management, where sufficient finished stones will be inventoried in order for the Company to create a presence in New York and to generate sales from which the Company's web site will benefit as awareness of the Company's product becomes well known.

      The fourth storage site will be the Company storage facility in Calgary, Alberta, Canada where a clearing house will be created to enable the Company to meet its Internet retail sales and to store sufficient stones to conclude any financing or large scale sails.

      The fifth storage site will be in Israel at the vaults of Menavi International Ltd. This storage site has been selected for primarily finished stones in order for the Company to take advantage of the Israeli stone market and the advance cutting techniques only available in Israel.

F.    Mine Economic Analysis and Marketing Strategy

      Testing from ABFG's test mine site (which does not include the testing results from Joint Venture with ADAMCO) for the period May 30, 1999 to December 31, 1999 has resulted in the Company extracting 219,047 grams of sapphire mine grade ore after completion of Sort I. The Sort I process entails the removal of rock contaminants from the initial mining process. Upon completion of the Sort II, the mine grade ore yielded 212,572.5 or 96% of sapphire stones. The Sort II process entails the further grading of the precious stones and removal of non-precious stones that were not detected in the Sort I process. The Sort III process of the sapphire stones generated 108,589.2 grams of facet quality sapphires and 103,327.1 grams of cabochon quality sapphire stones. The Sort III process entails sorting the precious stones by grade and by size. Total weight produced through testing was 211,916.3 grams of sapphire stones. During this period, 18,483 m3 were processed yielding an average of 11.46 grams of sapphire stone (Post Sort III) per cubic meter. The yield, based on the testing performed, yielded 5.88 grams of facet quality sapphire per cubic meter and 5.59 grams of cabochon quality sapphire per cubic meter of ore processed.

      The sapphire stones from the testing have not been cut and polished as of the date of writing to establish the exact quality of the sapphire stones.

      The Company's Geologists and Engineers, Watts, Griffis and McOuat visited the test site, M-4, and in their report issued July 24, 1999, reported, based on 5,003 cubic meters mined, Facet quality sapphire stone yield of 5.82 grams per cubic meter and cabochon quality sapphire stone yield of 3.96 grams per cubic meter. The yield for Facet quality sapphire stone of 5.88 grams per cubic meter tested by the Company is consistent with the yield as reported by the Company's Geologists and Engineers at 5.82 grams per cubic meter. The average of Facet yield, as based on the Company's tests, had a range of 2.31 grams/m3 to a high of 13.44 grams/m3

The Company has developed an Economic Model for production using Economic and Modeling software, Crystal Ball 4.0(trademark of Decisioneering, Inc.), to perform a sensitivity analysis to estimate potential production of the current test mine site, M-4. The production model used the following assumptions:

          Hours of Work:
          Worst case:  0
          Best case:  18 (2 shifts)
          Most likely case:  14

          Excavation Production:
          Worst case: 8.37% of capacity (150m3) or 12.55 cubic meters per hour Best case: 100% of capacity (150m3) or 150 cubic meters per hour
          Most likely case:  27% of capacity (150m3) or 40 cubic meters per hour

          Production Yield:  (Ore Grade)
          Worst case:  0 grams per cubic meter
          Best case:  32.17 grams per cubic meter
          Most likely case:  11.46 grams per cubic meter

          Facet Grade - Sort III
          Worst case:  30%
          Best case:  60%
          Most likely case:  51.3%

          Cutting Wastage:
          Worst case:  85%
          Best case:  80%
          Most likely case:  83%

          Cut Stone Grade - Extra Fine
          Worst case:  0.00%
          Best case:  10.00%
          Most likely case:  3.00%

          Cut Stone Grade - Fine
          Worst case:  0.00%
          Best case:  20.00%
          Most likely case:  6.00%

          Cut Stone Grade - Good
          Worst case:  0.00%
          Best case:  30.00%
          Most likely case:  10.00%

          Mining Costs
          Worst case:  $14,000.00 per day
          Best case:  $8,400.00 per day
          Most likely case: $10,500.00 per day

          Cut Stone Pricing for 0.5 - 1.0 cts size (Gemstone price Reports, Gemworld International, Inc. vol. 15) US$/Carat:
          Commercial, grade 1                $   30.00
          Commercial, grade 2                $   50.00
          Commercial, grade 3                $   75.00
          Commercial, grade 4                $  125.00
          Good, grade 4                      $  125.00
          Good, grade 5                      $  185.00
          Good, grade 6                      $  250.00
          Fine, grade 6                      $  250.00
          Fine, grade 7                      $  450.00
          Fine, grade 8                      $  600.00
          Extra fine, grade 8                $  600.00
          Extra fine, grade 9                $1,000.00

Overview

      The model was run on a 10,000 trial basis. The results of the model indicate that daily production of sapphire ore can range from 228.72 grams to 94,478.91 grams with a median of 18,142.69 grams per day. The certainty of producing 18,169.65 grams per day is between .017 and .023.

      The yearly production of sapphire ore can range from 60,381.35 grams to 24, 942,432.12 grams with a median of 4,789,670.25 grams per year. The certainty of producing 4,789,670.25 grams per year is between .017 and .023.

      The cost of mining the sapphires ranged from $8,430.85 per day to $13,910.82 per day, with a median of $10,866.35 per day. The certainty of incurring the daily mining cost of $10,866.35 is between .016 and .022.

      The yearly production of polished facet quality stones ranged from 29,408.8 carats to 12,906,393.3 carats with a median of 1,937,785.4 carats.

      The market value of the inventory of facet quality stones ranged from $53.69 per carat to $182.79 per carat with a median of $108.98 per carat.

      The yearly market value of the polished facet quality stones ranged from $3,185,371.73 to $1,701,249,929.17 with a median of $208,200,546.14.

      The cost of the inventory of polished facet quality stones ranged from $2,627,957.26 to $69,470,251.87 with a median of $12,877,561.74.

      Based on the model, the average cost (median) of producing one carat of facet quality sapphire which includes the mining, cleaning, and processing ranged from $5.37 a carat to $104.51 per carat with a median of $6.63 per carat. This results in a gross margin, before selling costs, ranging from $48.32 per carat to $78.28 with a median of $102.35 per carat.

      Based on the median yearly production of polished facet stones to be 1,937,785.4 carats with a probability of .018 to .024, one can extrapolate that the yearly annual revenue from the sale of polished facet quality stones would be $211,179,852 with a gross margin of $198,332,336.

      The model is based on the assumption of a single mine operation and a zero value for the Cabochon quality sapphire stones.

Marketing strategy

      The Company plans to build up inventory of rough or unpolished sapphire ore and polished facet quality sapphire stones. The Company proposes to market 20% of polished facet quality sapphire stones, through bulk or wholesale sales to provide cash flow for the mining operations, overhead, and sales costs. Based on the economic model of producing 1,937,785.4 carats of polished facet quality sapphire stones, a 20% sale would result in a sale of 387,557 carats with a median market value of $108.98 per carat resulting in a gross revenue of $42,235,961. This would provide the Company with a pre-tax net profit of $13,235,961 after deducting for mining operations (estimated $13 million), overhead (estimated $12 million) and sales costs (estimated $4 million).

      The Company plans to market a further 20% of its inventory of polished facet quality sapphire stones by incorporating the sapphire stones into carat jewelry and marketing the carat jewelry on the Internet.

      The estimated cost of producing carat jewelry made using gold and in some cases incorporating diamonds to accent the sapphire has been established at $233.20 per carat of sapphire stone used. The retail value of the jewelry is valued at $765.00 per carat of sapphire stone used. This would result in jewelry costs of $90,378,292 with a market value of $296,481,105.

      The Company plans to retail the jewelry through their Internet shopping mall, RodeoIsland.com with a sale price being 80% of appraised retail value of the carat jewelry.

      The Company plans to further offer its carat jewelry at a discounted price of the RodeoIsland sales price to members of Club Rodeo at 75% of RodeoIsland sales price. Club Rodeo Members will receive cash rebates of up to 6% of the Club Rodeo price and residual income up to 6% for purchases made by customers referred to by the Club Rodeo member.

      The Company plans on retailing their carat jewelry products on the basis that 25% of the sales would be through RodeoIsland with the balance (75%) through Club Rodeo. The impact of this sales strategy would provide the Company with a weighted average of 65% of appraised retail value of the carat jewelry. Based on the Company planning to produce jewelry with 20% (387,557 carats), of the sapphire production, the revenue to the Company would be 65% of the appraised value of $296,481,105 or $192,712,718.

      Club Rodeo members would be eligible for a cash rebate on their purchases of up to 6% plus up to a further 6% residual income from purchases made by referrals. The Company has budgeted 10% of Club Rodeo sales for the rebate/residual income program. Based on the budgeted revenue through Club Rodeo of $133,416,497.00, it is estimated that $13,416,000 would be expended on the rebate/residual income program.

      The Company plans to advertise using print, radio and television media to promote and advertise their Internet Shopping Mall, RodeoIsland.com. The budget established for the advertising campaign is 10% of sales revenue or $19,271,000.

The projected yearly summary of the retail sales of carat jewelry would be as follows:

                  RodeoIsland sales                           $   59,296,000
                  Club Rodeo                                  $  133,416,000
                                                              --------------
                        TOTAL SALES                           $  192,712,000

                  Cost of Goods                               $   90,378,000
                                                              --------------
                  Gross Margin                                $  102,334,000

                  Less: Club Rodeo rebates                    $   13,341,000
                        Advertising                           $   19,271,000
                        Overhead @5%                          $    9,600,000
                                                              --------------

                             NET MARGIN                       $   60,122,000
                                                              ==============

The Company is an emerging Company and anticipates that it would be able to generate such retail sales over a planned growth period of five years. It is anticipated that the first years retail sales would be $13,000,000 or 7% of the overall planned sales.

Sales in the following years are projected as follows:

                  Year 2                   $  23,896,000
                  Year 3                   $  47,793,000
                  Year 4                   $  95,585,000
                  Year 5                   $ 192,712,000

Club Rodeo will be marketed. Each membership will be offered at $200.00 and renewed on an annual basis. The Company is planning to offer, as commission sales on memberships, 50% of the membership price to referring members. The administrative costs for establishing the membership and maintaining the membership is budgeted at $50.00 per member. This would result in membership sales margin of $50 per member on an annual basis. It is projected that each growth would be aggressive, and would be as follows at the end of each year:

                  Year 1                          9,360
                  Year 2                         36,000
                  Year 3                         79,920
                  Year 4                        141,120
                  Year 5                        219,600

The Company plans to introduce other products and services to RodeoIsland. The Company will be seeking to market products produced by other companies either through assignment, commission or portal basis. The Company will also be reviewing other products to manufacture and retail through RodeoIsland and Club Rodeo.

BUSINESS REVENUE STRATEGY

----------------------------------------------------------------------------------------------------------
          ($000,000's)            Year 1          Year 2          Year 3         Year 4         Year 5
          ------------            ------          ------          ------         ------         ------
----------------------------------------------------------------------------------------------------------
Bulk Sales                            42.2            42.2            42.2           42.2            42.2
----------------------------------------------------------------------------------------------------------
Retail                                13.0            23.9            47.8           95.6           193.0
----------------------------------------------------------------------------------------------------------
Memberships                            1.9             7.2            16.0           28.2            43.9
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
TOTAL REVENUE                         57.1            73.3           106.0          166.0           279.1
----------------------------------------------------------------------------------------------------------
COST OF GOODS
----------------------------------------------------------------------------------------------------------
     Mining                           13.0            13.0            13.0           13.0            13.0
----------------------------------------------------------------------------------------------------------
     Retail                            6.1            11.2            22.4           44.8            90.5
----------------------------------------------------------------------------------------------------------
     Membership                         .0             3.6             8.0           14.1            21.9
----------------------------------------------------------------------------------------------------------
Sales-Mining                           4.0             4.0             4.0            4.0             4.0
----------------------------------------------------------------------------------------------------------
Sales-Retail                           1.3             2.4             4.8            9.6            19.3
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
Total Cost of Goods                   25.3            34.2            52.2           85.5           148.7
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
GROSS MARGIN                          31.8            39.1            53.8           80.5           130.4
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
OVERHEAD
----------------------------------------------------------------------------------------------------------
Mining                                12.0            12.0            12.0           12.0            12.0
----------------------------------------------------------------------------------------------------------
Retail                                  .6             1.2             2.4            4.8             9.6
----------------------------------------------------------------------------------------------------------
Membership                              .5             1.8             4.0            7.1            11.0
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
TOTAL OVERHEAD                        13.1            15.0            18.4           23.9            32.6
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------
PRE-TAX NET PROFIT                    18.7            24.1            35.4           56.6            97.8
                                      ----            ----           -----          -----           -----
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

G.    Competition

      Sapphires are mined, most notably, in 18 countries worldwide. Of these countries the Malagasy sapphire market competes directly with the Australian sapphire market production from which, due to the lower price of African goods, has dropped significantly in 1998 according to a report by Paul Mahler (a Canadian gem dealer). (This report can be found at http://canjewel.polygon.net/docs/mar99/gemmarket.html).

      With very little competition and the strong presence of the Malagasy sapphire on the world sapphire market, the Company believes that it is in a prime position to take advantage of a burgeoning demand for finished sapphire products and to take the lead in E-commerce sales of sapphire jewelry products.

H.    Workers

      The Company currently employs 266 full time workers and management believes that employee relations are good.

I.    Government

      The development, production and sale of stones is subject to federal, state, provincial and local regulation in a variety of ways, including environmental regulation and taxation. Federal, state, and local environmental regulations generally have a significant effect on all companies, including the Company, engaged in mining or other extractive activities, particularly with respect to the permit requirements imposed on such companies, the possibilities of project delays, and the increased expense required to comply with such regulations. The Company believes it is in compliance with all such regulations in all the jurisdictions in which it operates. The Company's management does not believe the Company's ability to proceed with its plans in a timely and commercially reasonable manner has been affected in a materially adverse way or in a significantly different manner from other such companies in the industry.

      Most operations involving the exploration for stones are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners. The Company may be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.

      Future legislation and regulations are expected to continue to emphasize the protection of the environment and, as a consequence, the activities of the Company may be more closely regulated to further the cause of environmental protection. Such legislation and regulations, as well as future interpretation of existing laws may require substantial increases in capital and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. If Bills proposing changes to the mining laws of Madagascar, which could include royalty fees, are enacted they could have a significant effect on the ownership and operation of mining claims in Madagascar including claims owned or held by the Company. Although it is not possible to predict whether or in what form the government might enact changes to the mining laws, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company.

      Applicable laws and regulations require the Company to make certain capital and operating expenditures to maintain current operations and initiate new operations. The Company's estimate of expenditures required to comply with applicable regulations is included in all of its budgets for its projects. Although these costs are difficult to determine, the Company is not currently aware of any expenditures that are required in excess of budgeted amounts. The Company incurs expenditures for land reclamation undertaken in the normal course of operations in compliance with federal and state land restoration laws and regulations. Under certain circumstances, it may be required to close an operation until a particular problem is remedied or to undertake other remedial actions, however, the Company is not aware of the existence of any such circumstances at this time.

      The Company is subject to income taxes, state and local franchise taxes, personal property taxes, and state severance taxes levied by various governmental units in the countries in which the

Company operates. State severance taxes vary between the states and, within a single state, the amount of tax, based on a percentage of the value of the stone being extracted, vary from one type of stone to another stone. The Company's operations are also subject to taxation by each locality in which it owns mining perimeters or does business.

      The Federal Trade Commission (FTC), which exercises jurisdiction over the advertising of jewelry, has in the past several years instituted enforcement actions against several jewelry companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees, agency cease and desist orders, judicial injunctions and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. There can be no assurance that the FTC will not question the Company's advertising in the future. The FTC has been very active in enforcing its requirements that companies possess adequate substantiation in their files for claims in product advertising.

      The Company intends to manufacture certain products pursuant to contracts with customers who will distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company will be subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, although some of the Company's customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control, the failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations generally will be the responsibility of the Company's customers in those countries. Those customers are independent companies over which the Company will have no control.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

1999 compared to 1998

Overview

      The following should be read in conjunction with the Company's Financial Statements and the notes related thereto, contained elsewhere in this Form 10-SB (the "Report"). The Company intends that certain matters discussed in this Form 10-SB are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes", "anticipates", "expects", or "estimates", or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this report. Certain of such risks and uncertainties are described in close proximity to such statements or elsewhere in this report.

Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

      Except for the historical information contained herein, certain of the matters discussed in this report are "forward-looking statements," as defined in
Section 21E of the Securities Exchange Act of 1934, which involve certain risks and uncertainties, which could cause actual results to differ materially from those discussed herein including, but not limited to, risks relating to changing economic conditions, changes in the prices of minerals, the results of development and testing of the mining perimeters and actual mining and other risks disclosed in this report.

      The Company cautions readers that any such forward-looking statements are based on management's current expectations and beliefs, but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements. Unless the context otherwise requires, the term "Company" refers to American Benefits Group, Inc.

      For 1999, the Company had its first sales since commencement of operations in 1997 which amounted to $5.041 million. The sales generated a gross margin of $3.255 million or 65%. There were no sales in 1998.

      On June 30, 1999, the Company had expended $2.99 million for Development during the year as compared to $.743 million in 1998.

      The Company had a development cost reduction of $100,000 as a result of a cancellation of a note payable due to the sellers of World Gem Corporation S.A.R.L. Management has elected to record the cancellation of debt on the World Gem transaction as a reduction of development costs as the write-off of the worthless subsidiary was charged to development costs.

      The net operating results for the Company resulted in a loss of $(.004) per share for 1999 compared to a loss of $(.03) per share in 1998.

Liquidity and capital resources

      The Company's main source of liquidity is its inventory of precious stones, jewelry and art. The precious stones are readily liquid and the amount in inventory when liquidated would not impact the market to cause a negative impact to the value of the inventory or the world market. The inventory consists of the following:


--------------------------------------------------------------------------------------------------------------------
                                      Dec 31/99                   Jun 30/99                  Jun 30/98
--------------------------------------------------------------------------------------------------------------------
                                                     COST         UNITS          COST        UNITS         COST
                                      UNITS         ($000)                      ($000)                    ($000)
--------------------------------------------------------------------------------------------------------------------
Rough, unprocessed stone (Grams)      317,532.2     $3,305        69,925.13     $  921       0           $    0
--------------------------------------------------------------------------------------------------------------------
Polished Gems (Carats)                23,472.03     $2,768        293.6         $   19       450.8       $   31
--------------------------------------------------------------------------------------------------------------------
Finished Jewelry (cost)               N/A           $    3        N/A           $    7       N/A         $    0
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Art (cost)                            N/A           $   53       N/A            $   53      N/A          $   0
--------------------------------------------------------------------------------------------------------------------
TOTAL                                               $6,129                      $1,000                   $   31
--------------------------------------------------------------------------------------------------------------------

      The inventory value of $6.129 million for December 31, 1999 is valued at cost. The market value of the inventory has a value of $14.2 million on December 31, 1999, $1.2 million on June 30, 1999 and $90 thousand on June 30, 1998. The dramatic increase in market value is due principally to an inventory of cut and polished precious stones. The incremental cost of inventory from June 30, 1999 to December 31, 1999 increased by $5.0 million producing an increase in market value of $13 million or a ratio of 2.6 to 1.

      The higher inventory of precious stones, art and jewelry is primarily related to:

            i)   Increased testing of mine sites in Madagascar;

            ii)  Build up of polished gems stock;

            iii) Build up of art and jewelry inventory to ensure fulfillment of testing of the Internet Shopping Mall.

      Capital expenditures amounted to approximately $546 thousand for the first half of the year, $4.94 million in 1999 and $644 thousand in 1998. The capital expenditures of the Company were incurred in three areas: Development Projects, $4.1 million (accumulated December 31, 1999); Fixed Assets, $303 thousand (accumulated December 31, 1999); and Mining Concessions, $4.4 million (accumulated December 31, 1999).

      The majority of expenses for Development Projects are soft costs expended in development projects which included Mining Development (accumulated total $2.74 million, December 31, 1999), Internet Development (accumulated total $1.36 million, December 31, 1999), and E-Block Research and Development (accumulated total $10 thousand, December 31, 1999).

      The balance of the Capital Expenditures was for fixed assets which, on December 31, 1999, included $169 thousand for office furniture, $115 thousand for mine facilities and equipment, $19 thousand for the initial organization costs of the Company, and $4.4 million for the acquisition of SOA, S & W and the mining interests in 37 mining perimeters in Madagascar. Although the Company does not know the exact amount of Capital Expenditures it will incur, it estimates the capital required in 2000 will be in the range of $10-15 million. The Company plans to continue to increase its testing and development of the mining perimeters in Madagascar and in other countries, continue to develop and test the Internet Shopping Mall, RodeoIsland.com and continue to research and develop the e-block technology.

      The Company has current liabilities as of December 31, 1999 of $4.02 million which consists of Cost of Goods $2.6 million, Trade Payables $630 thousand and $775 thousand to a major shareholder of the Company. The Company has no lines of credit established and has contingent liabilities as of December 31, 1999 of $566 thousand for fixed asset purchase. The Company has a positive working capital of $2.1 million as of December 31, 1999 and a liquidity ration of 1.66 (current assets/current liabilities).

      The Company has financed its operations for the year end June 30, 1999 through sales, several equity issues and credit from a major shareholder. The equity issues for 1999 were $7.8 million resulting in the Company issuing 25,292,075 shares of common stock at an average price of $.3085 per share. The Common Stock was issued under Rule 504, $1 million, Rule 504, 10,000,000 shares at an average price of $.10 per share, and Rule 144, $6.3 million, 15,292,075 Rule 144 shares at an average price of $.4448 per share. Sales in 1999 amounted to $5.0 million. The Company expects that the future growth of the Company will be financed from internally generated funds, additional capital injection by the major shareholder, bank lines of credit, establishment of a subordinated debt secured with the precious stone inventory, and continuation of its equity program.

      The Board of Directors of the Company have not declared a cash dividend or dividend in kind as of December 31, 1999.

Additional information

      The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

      The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Commission, such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov.

ITEM 3. DESCRIPTION OF PROPERTY

      The principal physical mining perimeters owned or leased by the Company are as follows:

Corporate office

      The registered corporate office is located at 10 Fairway Drive, Suite 307, Deerfield Beach, Florida, 33441. These premises are 200 sq. ft, and cost the Registrant $500 per month (inclusive of operating costs) on a month to month basis.

Marketing and Internet operations office (executive office)

      The Company's marketing and Internet office is located at 900, 840 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3G2. These premises are approximately 13,325 sq. ft, lease from a company owned by a principal of the Company on a month to month basis, and cost the Registrant $4.50 per sq. ft. per year rent. Operating costs, at cost, are $6.71 per square foot per year.

Madagascar Office

      The Malagasy Office is located Lot 152E Bis Amborompotsy, Talatamaty, Antananarivo 105, Madagascar. These premises are approximately 2500 sq. ft. and cost the Registrant $600 per month rent and operating costs of $ 300 per month. The Registrant became the lessee on 1st November 1997 and the lease is on a month to month basis

Saowani Development S.A.R.L. Mining perimeters

      The Company (SAO) is partner to a joint venture with Ms. Eliana Georgette Samuel Harinoro whereby SAO was given exclusive rights to explore and test on three (3) emerald bearing mining perimeters (these mining perimeters were part of the original 13 mining perimeters of SAO). The Joint Venture commenced in June 1999, SAO will fund the exploration and testing of the mining perimeters. Profits arising from the Joint Venture will be distributed on a basis of 80% to SAO and 20% to Ms. Harinoro. The Mining perimeters are classified as Type I mining perimeters.

      The Registrant's subsidiary interest in the permits is as joint venture partner. There are no encumbrances registered against the title to the lands or the permits. The terms of the permits is two (2) years renewable exploitation permits for the emerald and sapphires mining perimeters and four (4) years research permits, which can be changed to thirty (30) years exploitation renewable permits for the gold. There are fixed costs regarding the renewal of the permits. This cost is a government tax which is not exceeding $ 200 per perimeter per annum. This agreement secures SAO interest in the mining perimeters for its commitment to arrange the investment needed for the development of the permits. The Registrant has the sole right to mine each of the mining perimeters. There is no need for the Registrant to insure its mining perimeters interests as there is no danger of the `stones' being destroyed or damaged by an insurable peril.

S & W

      The Company has acquired interests in 37 mining perimeters through its acquisition of S & W by its subsidiary American Benefits Group (Israel) Ltd. The mining perimeters consist of 18 Type I mining perimeters and 19 Type III mining perimeters. The Type I mining perimeters allow ABFG to test for Corundum on 17 mining perimeters, Garnet on 11 mining perimeters and Sapphires on 5 mining perimeters. The Type III mining perimeters allow ABFG to test, explore and exploit on all 19 mining perimeters for Corundum.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information as of April 3, 2000, with respect to the beneficial ownership of common stock by (i) each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock, (ii) each Director of the Company, and (iii) all executive Officers and Directors of the Company as a group:


Name and Address                                           Amount and Nature                       Percent
of Beneficial Owner                                     of Beneficial Ownership                   Of Class
-------------------------------------                -----------------------------             --------------
Fulcrum Holdings of Australia, Inc.                          14,500,000                               20.95%
Gerald E. Sklar, beneficial owner 85%
Dror Moradov, beneficial owner 15%
1 South Ocean Blvd., Suite 301
Boca Raton, Florida 33432

Carlyle Consulting Company Ltd.                               4,500,000                                6.50%
P.O. Box 792
Cayman Island, BVI

Jerry G. Mikolajczyk                                          1,400,000                                2.02%
10 Fairway Drive, Suite 307
Deerfield Beach, Florida 33441

Gerald E. Sklar                                               1,400,000                                2.02%
900, 840 7th Avenue, SW
Calgary, Alberta T2P 3G2
Canada

Dror Moradov                                                  1,400,000                                2.02%
115A Maibahoaka
Ivato Antananarivo 105, Madagascar

Peter D. Jones                                                  400,000                                0.58%
900, 840 7th Avenue SW
Calgary, Alberta T2P 3G2
Canada


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The President, CEO, CFO and Director of the Registrant is Jerry G. Mikolajczyk. Jerry is 46 years old and for the past several years was directly involved in large development companies. Jerry was appointed to his positions August 26th 1997 and will stand for re-election as director at the next annual meeting of shareholders for a further one year term.

      The Vice President and Director of the Registrant is Gerald Sklar. Gerald is 61 years old and has been involved in public companies for the past several years. Gerald was appointed to his positions July 16th, 1997 and will stand for re-election as director at the next annual meeting of shareholders for a further one year term.

      The Vice President and Director is Dror Moradov. Dror is 36 years and has been involved in mining and gem operations in Israel Thailand and Madagascar for the past thirteen years. Dror was appointed to his positions August 26th, 1997 and will stand for re-election as director at the next annual meeting of shareholders for a further one year term.

DIRECTORS AND EXECUTIVE OFFICERS

     Name                        Age          Position
     ----                        ---          --------

     Jerry George Mikolajczyk    46         President,  CEO, CFO, and Director
     Gerald E. Sklar             61         Vice-President and Managing Director
     Dror Moradov                36         Vice-President and Director

DIRECTOR COMPENSATION

      All Directors of the Company or any of it's Subsidiaries, past and present, have received no compensation from the Company save and except for payment of their valid Company expenses..

ITEM 6.  EXECUTIVE COMPENSATION

      Summary compensation table (Annual compensation)


Name and Principal                                                       Salary ($) and Other Annual
     Position                                        Year                        Compensation
------------------                                   ----                ---------------------------
Jerry G. Mikolajczyk - President, CEO & CFO          1997                             0
                                                     1998                             0
                                                     1999                             0
Gerald E. Sklar - Vice President                     1997                             0
                                                     1998                             0
                                                     1999                             0
Dror Moradov- Vice President                         1997                             0
                                                     1998                             0
                                                     1999                             0

Underlying Options

      The Company, to date, has not granted any options to purchase stock of the Company to any individuals.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The Company's first acquisition occurred on the 26th day of August, 1997 when it acquired Ninety (90%) percent of the issued shares of SAO ("Saowani") a Corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. The acquisition was made through an Assignment of another parties interest in an Agreement with Saowani for the third party's purchase of the Saowani shares. The Company's purchase price for the Ninety (90%) per cent share holding was payment of Three Million (3,000,000) Rule 144 Common Shares of the Company to Fulcrum Holdings of Australia Inc. ("Fulcrum") a Corporation formed pursuant to the laws of the State of Delaware. Fulcrum was the party to the Agreement with Saowani and certain of the Shareholders of Saowani whereby Fulcrum agreed to purchase Ninety (90%) percent of the issued and outstanding shares of Saowani in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by Saowani or its Shareholders. The Company was Assigned Fulcrum's position in the Agreement with Saowani and the Shareholders with the consent of all parties concerned for the previously noted consideration including the covenant to expend sufficient monies to enable production from the Saowani Mining perimeters to result.

      As a result of this transaction, Fulcrum became a Registered Shareholder of Three Million (3,000,000) Restricted Rule 144 pre-dividend Common Shares of the Company representing Thirty Seven and Six Tenths ( 37.6%) Per Cent of the Company's issued and outstanding stock at that time. Two Directors of the Company, Gerald E. Sklar and Dror Moradov collectively own One Hundred (100%) Per Cent of the shares of Fulcrum Holdings of Australia, Inc..

      The Company's second purchase occurred on the 19th day of June, 1998 when it acquired 70% of the issued shares of World Gems Corporation S.A.R.L., a corporation incorporated pursuant to the laws of the Democratic Republic of Madagascar. The purchase price for the Seventy (70%) per cent share holding was payment of One Million (1,000,000) Restricted Rule 144 Common Shares of the Company plus a Note Payable in the amount of One Hundred Thousand ($100,000.00) Dollars to Fulcrum. Fulcrum was party to an Agreement with World Gems and certain of the shareholders of World Gems whereby Fulcrum agreed to purchase Seventy (70%) percent of the issued and outstanding shares of World Gems in exchange for shares of a Publicly Traded Company and a covenant that Fulcrum would spend sufficient monies to enable production to occur from the mining perimeters owned or controlled by World Gems or its shareholders. The Company was Assigned Fulcrum's position in its Agreement with World Gems and the Shareholders with the consent of all parties for the consideration previously noted.

      As a result of this transaction Fulcrum became a Registered Shareholder of a further One Million (1,000,000) Restricted Rule 144 Common Shares of the Company for consideration of $1,000. Two Directors of the Company, Gerald E. Sklar and Dror Moradov, collectively own One Hundred (100%) Per Cent of the shares of Fulcrum Holdings of Australia, Inc. Upon completion of this purchase, it gave Fulcrum a position in the Company representing Forty and Eight Hundredths ( 40.08%) Per Cent of the issued and outstanding shares.

      Subsequent to this transaction World Gems forfeited the Perimeter Rights it had acquired in Madagascar and the Company's Board of Directors elected to write off it's investment in World Gems as worthless. The One Hundred Thousand ($100,000.00) Dollar Note Payable to Fulcrum was written off with the consent of Fulcrum.

      The Company entered into an Agency Agreement on July 1, 1997, with Gerald Sklar, Managing Director and shareholder of the Company, and with Trikal International Management Limited to perform services on behalf of the Company. The Agency Agreement allowed Gerald E. Sklar and Trikal to incur expenses on behalf of the Company and its subsidiaries and that the Company and its subsidiaries agree to reimburse Gerald E. Sklar and/or Trikal for all expenses incurred plus reasonable overhead cost reimbursements. On December 31, 1999, the Company owed Trikal $775,194 for expenses paid by Trikal in excess of cash advances from the Company.

ITEM 8. DESCRIPTION OF SECURITIES

      The Registrant has two hundred ten million (210,000,000) authorized shares of which two hundred million (200,000,000) are Common Voting Shares with no par value and ten million (10,000,000) are Preferred Shares with a par value of ten ($10.00) dollars per share.

Common Stock

      Pursuant to the company's Certificate of Incorporation, the Board of Directors has authority to issue up two hundred million (200,000,000) shares of Common Stock at no par value. As of April 3, 2000 there were 69,219,075 shares of Common Stock outstanding and 205 holders of record of Common Stock. Each holder of common Stock is entitled to one vote for each share hold on all matters. Cumulative voting in elections of Directors and all other matters brought before Stockholders Meetings, whether they be annual or special, is not provided for under the Company's Certificate of Incorporation or By Laws. However, under certain circumstances, cumulative voting rights in the election of the Company's Directors may exist under Florida law. See "Description of Capital Stock Application of Florida General Corporate Law." The holders of Common Stock will be entitled to receive such Dividends if any as may be declared by the Board from time to time out of legally available funds, subject to any Preferential Dividend Rights of any outstanding shares of Preferred Stock. Upon the liquidation , dissolution, or winding up of the Company, the holders of the Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock. The holders of Common Stock are not entitled to Preemptive, Subscription, Redemption, or Conversion Rights. The rights, preferences and privileges of holders of Common Sock are subject to, and may be adversely affected by, the rights of any series of Preferred Sock which the Company may designate and issue in the future.

Preferred Stock

      Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority, without further action by the Stockholders, to issue up to TEN MILLION (10,000,000) Shares of Preferred Stock, in one or more series and to fix the designation, powers, preferences, privileges and relative participating, optional or special rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without Stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of Management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of Common Stock. As of the date of this Form, the are no issued and outstanding shares of Preferred Stock.

Registration Rights

      There are no particular Registration Rights for shares of the Company in effect.

Transfer Agent and Registrar

      Florida Atlantic Stock Transfer Company has been appointed as the Transfer Agent and Registrar for the Company's Common Stock.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The common stock is currently quoted on the National Daily Quotation Bureau's "Pink Sheets" under the symbol "ABFG." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

         Quarter Ended                      Low                        High
         -------------------               ------                     -------
         September 30, 1998                $ .562                     $ .843
         December 31, 1998                 $ .281                     $ .468
         March 31, 1999                    $ .36                      $ .40
         June 30, 1999                     $ .375                     $ .50
         September 30, 1999                $ .15                      $ .25
         December 31, 1999                 $ .13                      $ .16
         March 31, 2000                    $ .35                      $ .42

      The closing sales price on April 3, 2000 reported on the Pink Sheets was $0.37 per share of common stock.

      To date, the Company has not paid any cash dividends on its common stock. On November 18, 1998, the Company forward split its common stock on a three for one basis.

ITEM 2. LEGAL PROCEEDINGS

      Other than litigation in the ordinary course of business, the Company is not presently a party to any material litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      There have been no disagreements between the Registrant and its Accountants. The Registrant has retained the services of three different Accountants during its first three years of operation, all at the direction of its Directors.

      The first financial statements for the period ending June 30, 1996 were prepared by Messrs. Daskal, Boulton et. al. of Boca Raton, Florida. These accountants were retained by the prior management of the Registrant.

      The second year's financial statements for the period ending June 30, 1997 were prepared by Messrs. Sweeney Gates et. al. of Fort Lauderdale, Florida. These accountants were known to the prior management of the Registrant and in order to effect an orderly transition of accounting information were retained by new management to prepare the second year's financial statements.

      Subsequent financials will be prepared by Messrs. Moffitt and Company of Scottsdale, Arizona, who are the Accountants selected by the current management of the Registrant.

      The five audited financial statements prepared for the years ended June 30th, 1996, June 30th 1997, Dec 31, 1997, June 30, 1998, and June 30, 1999;and
two unaudited (Review) financial statements for the periods ending September 30, 1999 and December 31, 1999 disclosed no adverse opinions, disclaimer of opinion or was qualified or modified as to uncertainty, audited scope, or accounting principles. The election of management to change accountants was in no way related to the opinions expressed by the accountants nor did any of the accountants refuse to act for the Registrant.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      In February 2000, the Company issued an aggregate of 15,395,000 Shares of Common stock to an aggregate of 44 officers, workers and consultants of the Company as additional compensation for services rendered. The value of the shares on the date of issuance was $1,438,581.00. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In November 1999, the Company issued 2,358,000 Shares of Common stock to Falcon Energy of Illinois, Inc. (Falcon). This issue was part of an unfilled issue. On December 30, 1998, Trikal International Management, Limited ("Trikal") subscribed for 3,858,000 shares of the Company's common stock for $.069 per share. This subscription was made pursuant to an agreement with Falcon Energy of Illinois ("Falcon") whereby Trikal would subscribe and have the Shares registered in the name of Falcon in consideration and satisfaction of a debt owed by Trikal to Falcon of $266,100. This debt is reflected in a Promissory Noted dated November 6, 1998. The Company subsequently issued 1.5 million Shares leaving a balance of 2,358,000 which should have been issued as part of the original subscription which was made pursuant to Rule 504 of Regulation D.

      In October 1999, the Company issued 1,000,000 Shares of Common stock to Saul Ben-Heim of Israel in connection with services rendered. The value of the Shares on the date of issuance was $57,500. The Shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In October 1999, the Company issued an aggregate of 225,000 Shares of Common stock to 9 consultants of the Company as additional compensation for services rendered. The value of the shares on the date of issuance was $19,935. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In June 1999, the Company issued an aggregate of 5,220,000 Shares of Common stock to 36 workers and consultants as additional compensation for services rendered. The value of the shares issued on the date of issuance was $1,096,200. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      From February 1999 through June 1999, the Company issued and sold an aggregate of 7,410,075 Shares of Common stock to an aggregate of 47 accredited investors. The Common Shares were sold pursuant to an offering of Rule 144 Common Stock at a unit price of $.30 per unit. The aggregate sale resulted in an aggregate offering of $2,223,025. The units were issued without registration under the Securities Act in reliance on the exemption from registration provided by Rule 144 and Section 4(2) promulgated under the Securities Act of 1933, as amended.

      In June 1999, the Company issued and sold 23,000 Common Shares to Dove Gems & Jewelry Co., Ltd. in exchange for a deposit on equipment. The value of the shares on the date of issuance was $23,055. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In May 1999, the Company's subsidiary, American Benefits Group (Israel) Ltd., purchased certain assets of Carlyle Consulting Corporation in exchange for the Company's issuance of 4,500,000 Shares of Common stock. The value of the shares on the date of issuance was $3,151,891.13. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      In May 1999, the Company's subsidiary, American Benefits Group (Israel) Ltd., purchased certain assets of Marc Suzannah in exchange for the Company's issuance of 497,000 Shares of Common stock. The value of the shares on the date of issuance was $348,108.87. The shares were issued without registration under the Securities Act in reliance on the exemption from registration provided by 4(2) of the Securities Act.

      From December 1998 through to May 1999, the Company issued and sold to 14 accredited investors 10,000,000 Units, each Unit consisting of 1 share of Common stock at an average price $.10 per Unit for an aggregate offering price of $1,000,000. The Units were issued without registration under the Securities Act in reliance on the exemption from registration provided by Regulation D promulgated under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

      Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section
607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit.
Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

      The Company's By-laws provide each director or officer of the corporation shall be indemnified as of right to the fullest extent permitted by current or future legislation or by current or future judicial or administrative decisions against any fine, liability, cost, or expense, including attorneys' fees, asserted against or incurred by the director or officer. The corporation can agree to grant the same right of indemnification to other agents or workers of the corporation and to persons serving at the request of the corporation as its representative in the position of a director, officer, agent, or employee of another enterprise. The right of indemnification shall extend to the heirs, personal representatives, and estate of each person granted the right pursuant to the preceding sentences. The right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The corporation may maintain insurance at its expense to protect itself and any such person against any fine, liability, cost, or expense, whether or not the corporation would have the legal power to directly indemnify the person against that liability.

      The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

                                    PART F/S

FINANCIAL STATEMENTS

      The audited financial statements of the Company, prepared by Moffitt & Company, P.C. Certified Public Accountants, 5040 East Shea Boulevard, Suite 270, Scottsdale, Arizona 85254 required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

ITEM 1. INDEX TO EXHIBITS
  2     Reorganization Agreement (not applicable)

  3     (i)      Articles of Incorporation and Amendments thereto
  3     (ii)     Amended and Restated By-Laws

  4     Instruments defining the rights of holders (refer to exhibit 3)

  9     Voting Trust agreement  (not applicable)

 10     Material contracts:

        1. Agreement to purchase shares of Saowani Development S.A.R.L. from Fulcrum; Letter of Intent; Assignment Agreements dated 7/97 and 8/97
        2. Agreement to purchase shares of American Benefits Group from Fulcrum Share Purchase Agreement between Fulcrum and World Gems Corporation S.A.R.L.
        3.  Agreement to purchase shares of Trump Oil Ltd. from Gerald Sklar
        4. Agreement to purchase shares of Stones & Wood from Carlyle Consulting Corporation, Ltd.
        5. Memorandum of Understanding for Joint Venture Agreement with Menavi Group; Amendment to Agreement .
        6. Memorandum of Understanding for Joint Venture Agreement with Dove Gems & Jewelry Co., Ltd.
        7. Joint Venture Agreement between Ms. Eliana Georgette Samuel Harinoro and Saowani Development S.A.R.L.
        8.  Mining Agreement between Adam Mining Company Ltd. and S & W
        9. Agency Agreement between American Benefits Group, Inc. and Gerald Sklar and Trikal International Management Ltd.
        10. Mining Agreement between American Benefits Group, Ltd. and April Mining Group, Ltd.

 11 Statement re: Computation of per share earnings (see Footnotes in Financial Statements)

 21     Subsidiaries of the Registrant

 24     Power of Attorney (not applicable)

 27     Financial Data Schedule

 99 A Technical Review of Sapphire Mining perimeters in Northern Madagascar for American Benefits Group, Inc.

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        American Benefits Group, Inc.


April 3, 2000                           /s/ Jerry G. Mikolajczyk
                                        ----------------------------------------
                                        President, Chief Executive Officer and
                                        Chief Financial Officer


                                        /s/ Gerald E. Sklar
                                        ----------------------------------------
                                        Vice-President

                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT ACCOUNTANTS' REVIEW REPORT..............................         1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet...................................         2

       Consolidated Statements of Comprehensive (Loss)..............         3

       Consolidated Statements of Operations........................         4

       Consolidated Statement of Shareholders' Equity...............       5 - 6

       Consolidated Statements of Cash Flows........................       7 - 8

       Notes to Consolidated Financial Statements...................      9 - 18

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors
American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have reviewed the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage companies) as of December 31, 1999, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the six months then ended and for the period July 1, 1997 (date of development stage) to December 31, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of American Benefits Group, Inc. and Subsidiaries.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
-----------------------------------
Moffitt & Company, P.C.
Scottsdale, Arizona

February 23, 2000

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1999
                                   (UNAUDITED)

                                     ASSETS

CURRENT ASSETS
  Cash and cash equivalents                            $           360
  Accounts receivable                                            6,132
  Refundable taxes                                              30,125
  Inventories                                                6,128,090
                                                       ---------------

     TOTAL CURRENT ASSETS                                                $ 6,164,707

PROPERTY AND EQUIPMENT                                                       204,961

OTHER LONG-TERM ASSETS
  Unamortized mining perimeters                                            4,332,041

OTHER ASSETS
  Investment in joint venture - Total Gem Management            17,300
  Deposits                                                      76,874
                                                       ---------------

     TOTAL OTHER ASSETS                                                       94,174
                                                                         -----------

     TOTAL ASSETS                                                        $10,795,883
                                                                         ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable
      Inventory - Menavi Group                       $ 2,600,000
      Trade                                              630,548
      Related entities                                   797,070
                                                     -----------

          TOTAL CURRENT LIABILITIES                                $  4,027,618

MINORITY INTEREST DEFICIENCY                                             (6,807)

SHAREHOLDERS' EQUITY
   Preferred stock
      Par value - $10 per share
      Authorized - 10,000,000 shares
      No shares are issued or outstanding
   Common stock
      No par value
      Authorized 200,000,000 shares
      Issued and outstanding - 53,824,075 shares       8,418,563
   Cumulative currency translation adjustment              6,634
   Retained earnings (deficit)                          (372,194)
   Deficit accumulated during the development
      stage                                           (1,277,931)
                                                     -----------

          TOTAL SHAREHOLDERS' EQUITY                                  6,775,072
                                                                   ------------
          TOTAL LIABILITIES AND SHAREHOLDERS'
           EQUITY                                                  $ 10,795,883
                                                                   ============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                 July 1, 1997
                                                                   (Date of
                                               Six Months         Development
                                                 Ended             Stage) to
                                           December 31, 1999   December 31, 1999
                                           -----------------   -----------------

NET (LOSS)                                    $   (514,675)      $ (1,277,931)

OTHER COMPREHENSIVE INCOME
   Foreign currency translation adjustments         (9,390)             6,634
                                              ------------       ------------

NET COMPREHENSIVE (LOSS)                      $   (524,065)      $ (1,271,297)
                                              ============       ============

NET (LOSS) PER COMMON SHARE

   Basic and diluted                          $       (.01)
                                              ============

AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING

   Basic and diluted                            52,774,075
                                              ============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                        July 1, 1997
                                                                          (Date of
                                                    Six Months           (Development)
                                                      Ended               Stage) to
                                                December 31, 1999     December 31, 1999
                                                -----------------     -----------------
REVENUE - SALE OF GEMS FROM TESTING                $    27,706          $ 5,068,207
                                                   -----------          -----------

COST AND EXPENSES
   Purchases, commissions and fees for test gems        17,917            1,800,549
   Development costs                                   524,464            4,552,400
                                                   -----------          -----------

          TOTAL COST AND EXPENSES                      542,381            6,352,949
                                                   -----------          -----------

NET (LOSS) BEFORE MINORITY INTERESTS                  (514,675)          (1,284,742)

MINORITY INTEREST IN LOSS OF
   CONSOLIDATED SUBSIDIARY                                   0                6,811
                                                   -----------          -----------

NET (LOSS)                                         $  (514,675)         $(1,277,931)
                                                   ===========          ===========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)

                                          Preferred Stock                        Common Stock                  Additional
                                    --------------------------            ---------------------------            Paid in
                                    Shares              Amount            Shares               Amount            Capital
                                    ------              ------            ------               ------        ---------------
BALANCE, JULY 1, 1997                                                     1,683,000      $      1,683        $       475,750

CHANGE IN PAR VALUE                                                                           475,750               (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                         3,300,000            60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                         3,000,000                36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                           15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                              1,000,000             1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998
                               -------------        ------------        -----------      ------------       ---------------
BALANCE,
   DECEMBER 31, 1998                       0                   0         24,949,000           538,469                     0

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                            Deficit
                                 Cumulative                               Accumulated                                 Total
                                  Currency            Retained            During the                               Shareholders'
                                 Translation          Earnings            Development         Shareholder             Equity
                                 Adjustment           (Deficit)              Stage             Receivable            (Deficit)
                              ----------------    -----------------    ----------------     ---------------       -------------

BALANCE, JULY 1, 1997         $              0    $       (353,788)    $              0     $       (95,000)    $          28,645

CHANGE IN PAR VALUE

ISSUANCE OF COMMON
   STOCK FOR CASH
                                                                                                                           60,000
ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                                              36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE                                                                                        95,000                95,000

STOCK DIVIDEND

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                            3,860                                                                              3,860

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                                                                1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998                                       (18,406)            (620,244)                                 (638,650)
                                ----------------    -----------------    -----------------    ---------------     -----------------
BALANCE,
   DECEMBER 31, 1998                     3,860            (372,194)            (620,244)                  0              (450,109)

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)



                                                     Preferred Stock                      Common Stock
                                                --------------------------           ---------------------------
                                                Shares              Amount           Shares               Amount
                                                ------              ------           ------               ------
CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                  $                                      $

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                            6,477,075            1,134,423
     SHAREHOLDER'S LOANS                                                             5,358,000              416,100
     SERVICES                                                                       10,795,000            2,768,702
     DEPOSIT ON EQUIPMENT                                                               23,000               23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                               4,997,000            3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                                                                (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999
                                             -------------     -------------        ----------        -------------

BALANCE, JUNE 30, 1999                                   0                 0        52,599,075            8,341,128

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                                                1,225,000               77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999
                                             -------------     -------------        ----------        -------------

BALANCE,
   DECEMBER 31, 1999                                     0     $           0        53,824,075        $   8,418,563
                                             =============     =============        ==========        =============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                                               Deficit
                                                       Cumulative                            Accumulated
                                   Additional           Currency            Retained          During the
                                     Paid in           Translation          Earnings          Development
                                     Capital           Adjustment           (Deficit)           Stage
                                 ---------------    ----------------    ----------------    --------------
CUMULATIVE CURRENCY              $                  $         12,164    $                    $
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH
     SHAREHOLDER'S LOANS
     SERVICES
     DEPOSIT ON EQUIPMENT
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.

LESS COSTS TO ACQUIRE
   FINANCING

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                                                            (143,012)
                                 ---------------    ----------------    ----------------    --------------

BALANCE, JUNE 30, 1999                         0              16,024            (372,194)         (763,256)

ISSUANCE OF COMMON
   STOCK FOR SERVICES

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                 (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                                                              (514,675)
                                 ---------------    ----------------    ----------------    --------------

BALANCE,
   DECEMBER 31, 1999             $             0    $          6,634    $       (372,194)   $   (1,277,931)
                                 ===============    ================    ================    ==============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                   (UNAUDITED)

                                                           Total
                                                       Shareholders'
                                   Shareholder            Equity
                                   Receivable            (Deficit)
                                 ---------------     -----------------
CUMULATIVE CURRENCY              $                   $          12,164
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                    1,134,423
     SHAREHOLDER'S LOANS                                       416,100
     SERVICES                                                2,768,702
     DEPOSIT ON EQUIPMENT                                       23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                       3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                   (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                        (143,012)
                                 ---------------     -----------------

BALANCE, JUNE 30, 1999                         0             7,221,702

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                           77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                   (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                          (514,675)
                                 ---------------     -----------------

BALANCE,
   DECEMBER 31, 1999             $             0     $       6,775,072
                                 ===============     =================

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                                        July 1, 1997
                                                                                          (Date of
                                                                      Six Months         Development
                                                                        Ended             Stage) to
                                                                  December 31, 1999   December 31, 1999
                                                                  -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                                       $  (524,065)         $(1,271,297)
   Adjustments to reconcile net (loss) to
      net cash provided (used) by operating activities:
         Depreciation and amortization                                  127,181              182,823
         Minority interest in loss of consolidated subsidiary                 0                1,537
         Issuance of common stock for services                           77,435            2,846,137
         Loss on investment in subsidiary                                     0              101,000
         Cancellation of debt                                                 0             (100,000)
   Changes in operating assets and liabilities:
      Accounts receivable                                             3,814,362               (6,132)
      Refundable taxes                                                   (2,198)             (19,872)
      Employee advances and other receivables                             2,729                4,374
      Inventories                                                    (5,127,056)          (6,128,090)
      Accounts payable                                                2,066,209            2,774,841
                                                                    -----------          -----------

NET CASH FLOWS PROVIDED (USED) BY
 OPERATING ACTIVITIES                                                   434,597           (1,614,679)
                                                                    -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                                  (21,042)            (283,988)
   Purchase of mining perimeters                                              0             (572,780)
   Investment in joint venture - Total Gem Management                    (1,300)             (17,300)
   Deposits on equipment                                                 (3,819)             (53,816)
                                                                    -----------          -----------

NET CASH FLOWS (USED) BY INVESTING
 ACTIVITIES                                                             (26,161)            (927,884)
                                                                    -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                     0            1,323,167
   Proceeds (Repayments) from related entity loan                      (457,700)           1,213,170
                                                                    -----------          -----------

NET CASH FLOWS (USED) PROVIDED BY
 FINANCING ACTIVITIES                                               $  (457,700)         $ 2,536,337
                                                                    -----------          -----------

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                 FOR THE SIX MONTHS ENDED DECEMBER 31, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO DECEMBER 31, 1999
                                   (UNAUDITED)

                                                                 July 1, 1997
                                                                   (Date of
                                               Six Months         Development
                                                 Ended             Stage) to
                                           December 31, 1999   December 31, 1999
                                           -----------------   -----------------

NET (DECREASE) IN CASH                        $   (49,264)        $    (6,226)

CASH BALANCE, BEGINNING OF PERIOD                  49,624               6,586
                                              -----------         -----------

CASH BALANCE, END OF PERIOD                   $       360         $       360
                                              ===========         ===========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                          $         0         $     2,239
                                              ===========         ===========

       Taxes paid                             $         0         $         0
                                              ===========         ===========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SAOWANI DEVELOPMENT S.A.R.L                $         0         $        36
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTES FOR WORLD
   GEMS CORPORATION S.A.R.L                   $         0         $   101,000
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   SHAREHOLDER'S LOAN                         $         0         $   416,100
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   SERVICES                                   $    77,435         $ 2,846,137
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   DEPOSIT ON EQUIPMENT                       $         0         $    23,055
                                              ===========         ===========

ISSUANCE OF COMPANY STOCK FOR
   STONES AND WOOD CORPORATION S.A.R.L        $         0         $ 3,500,000
                                              ===========         ===========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                               Subsidiary                 Ownership Percentage
                               ----------                 --------------------

                    American Benefits Group, Ltd.                 100%
                    Saowani Development S.A.R.L.                   90%
                    E - Block Technology Inc.                     100%
                    ABFG Sales Ltd. (Canada)                      100%
                    ABFG Sales Limited (USA)                      100%
                    American Benefits Group (Israel) Ltd.         100%
                    American Benefits Group
                       (Israel-Madagascar) Ltd.                   100%
                    Stones and Wood Corporation S.A.R.L.          100%
                    ABFG Resources Madagascar S.A.R.L.            100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective September 30, 1997, the company ceased its business operations in viatical settlements, liquidated all assets and paid all liabilities. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            American Benefits Group, Ltd. provides management services to related entities. The company also owns 1% of American Benefits Group (Israel) Ltd. and 1% of American Benefits Group
            (Israel-Madagascar) Ltd.

            Saowani Development S.A.R.L. is a joint venture partner in three mining perimeters in Madagascar.

            E-Block Technology Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            ABFG Sales Ltd. (USA and Canada) are the retail sales entities.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Nature of Business (Continued)

            American Benefits Group (Israel) Ltd. holds a 100% interest in Stones and Wood Corporation S.A.R.L. and 1% interest in ABFG Resources Madagascar S.A.R.L.

            American Benefits Group (Israel-Madagascar) Ltd. was formed to own various assets such as equipment used in international companies.

            Stones and Wood Corporation S.A.R.L. owns 37 mining perimeters in Madagascar.

            ABFG Resources Madagascar S.A.R.L. is a mine operator in Madagascar.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost (determined principally by the average cost method) or market.

            For rough stones, the elements of cost include direct labor, materials, equipment costs, and overhead and the full absorption of fixed mining costs.

            For cut and polished stone, the inventory includes the rough stone costs plus the cost to process and finish the stones to complete them for setting into jewelry.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment are carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with the following lines:

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Property and Equipment (Continued)

                    Office furniture                10 years
                    Computers                        3 years
                    Film equipment                   3 years
                    Communication equipment          3 years
                    Office security equipment        5 years
                    Reprographics equipment          3 years
                    Computer software                1 year
                    Mining equipment                 3 years

            Compensated Absences

            Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Net Earnings Per Share (Continued)

            dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Computation of net (loss) per common share

                     Basic and diluted
                       Numerator           $    (524,065)  =   $    ( .01)
                                           -------------
                       Denominator         $  52,774,075

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

            Unaudited Financial Information

            The accompanying financial statements as of December 31, 1999 are unaudited. In management's opinion, such information includes all normal recurring entries necessary to make the financial information not misleading.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            As of December 31, 1999, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $524,065 of development costs for the six months ended December 31, 1999 and $1,271,297 for the period July 1, 1997 (date of development stage) to December 31, 1999.

NOTE 3 COMPREHENSIVE INCOME

            Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and the components within the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the company are cumulative translation adjustments on foreign currency transactions. These adjustments are accumulated within the statement of shareholders' equity under the caption Accumulated Other Comprehensive Income. As of December 31, 1999, accumulated other comprehensive income, as reflected in the consolidated statement of shareholders' equity was comprised of cumulative translation adjustments totaling $6,634.

            Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

NOTE 4 INVENTORIES

            Inventories are summarized as follows:

                      Rough stones                        $3,304,247
                      Cut and polished gems                2,768,241
                      Art                                     52,639
                      Jewelry                                  2,963
                                                          ----------

                                                          $6,128,090
                                                          ==========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 5 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                   Office furniture                            $ 45,245
                   Computers                                     63,556
                   Film equipment                                 1,442
                   Communication equipment                       25,069
                   Office security equipment                      8,843
                   Reprographics equipment                       15,984
                   Computer software                              8,180
                   Mining equipment                             115,669
                                                               --------
                                                                283,988
                   Less accumulated depreciation                 79,027
                                                               --------

                   Book value                                  $204,961
                                                               ========

            Depreciation expense for the six months ended December 31, 1999 amounted to $41,915.

NOTE 6 UNAMORTIZED MINING PERIMETERS

            The company is amortizing the mining perimeters by the straight-line method over 345 months, which is the estimate life of the perimeters.

                   Adjusted cost base of the perimeters      $4,432,780

                   Less accumulated amortization                100,739
                                                             ----------

                   Book value                                $4,332,041
                                                             ==========

            Amortization for the six months ended December 31, 1999 is $77,129.

NOTE 7 INCOME TAXES

      (Loss) before income taxes                              $(514,675)
                                                              ---------

      The provision for income taxes is
         estimated as follows:
           Currently payable                                  $       0
                                                              ---------
           Deferred                                           $       0
                                                              ---------

      A reconciliation of the provision for income taxes
        compared with the amounts at the U.S. Federal
        Statutory and foreign rates were as follows:
           Tax at U.S. Federal Statutory income tax rates     $       0
                                                              ---------
           Taxes at foreign rates                             $       0
                                                              ---------

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 7 INCOME TAXES (CONTINUED)

         Deferred income tax assets and liabilities reflect the
           impact of temporary differences between amounts of
           assets and liabilities for financial reporting
           purposes and the basis of such assets and liabilities
           as measured by tax laws. The net deferred tax assets is:   $        0
                                                                      ----------

         Temporary differences and carry forwards that gave rise to deferred tax assets and liabilities included the following:

                                                               Deferred Tax
                                                          ----------------------
                                                          Assets     Liabilities
                                                          ------     -----------

         Net operating loss
            U.S. federal                                 $122,000     $      0
            Foreign                                       240,000            .
                                                         --------     --------
              Subtotal                                    362,000            0
            Valuation allowance                           362,000            0
                                                         --------     --------

              Total deferred taxes                       $      0     $      0
                                                         ========     ========

         A reconciliation of the valuation allowance is as follows:

              Balance, July 1, 1999                                   $158,000

              Addition for the six months ended
               December 31, 1999                                       204,000
                                                                      --------

              Balance, December 31, 1999                              $362,000
                                                                      ========

NOTE 8 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of December 31, 1999.

NOTE 9 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends and upon company dissolution.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 10 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

                    Current assets                  $ 30,330

                    Current liabilities              278,654

                    Net property and equipment       116,625

NOTE 11 INTEREST EXPENSE

            The company did not have any interest costs for the six months ended December 31, 1999.

NOTE 12 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the six months ended December 31, 1999 is $53,138.

NOTE 13 AGENCY AGREEMENT

            The companies have entered into an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $775,194 at December 31, 1999.

NOTE 14 JOINT VENTURE AGREEMENT (TGM)

            In April 1999, the company entered into a joint venture agreement, known as Total Gem Management Ltd, with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value). As of December 31, 1999, the company advanced $17,300 towards the $1,000,000 commitment.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 14 JOINT VENTURE AGREEMENT (TGM) (CONTINUED)

                                                       American
                                                       Benefits         Menavi
               Division of Profits                    Group, Inc.       Group
               -------------------                    -----------       ------

            On goods from American
            Benefits Group, Inc. mines
                 Total net sales on cut
                 and semicut-stones                       66.6%           33.4%

            On unprocessed rough                            75%             25%

            On goods purchase by American
            Benefit Group, Inc.
                 Total net sales minus
                 total purchase cost

            As of December 31, 1999, there were no income or expenses from the joint venture.

NOTE 15 RELATED PARTY TRANSACTIONS

            The company purchased $1,580,000 of raw sapphire stones from a company controlled by a director of the company.

NOTE 16 SAOWANI - HARINORO

            On June 20, 1999, the company entered into a joint venture for testing and small scale mining of three emerald perimeters in Madagascar. The joint venture is for one and one half years and profits are distributed 80% to Saowani and 20% to Harinoro.

            As of December 31, 1999, there was no income or expense from the joint venture.

NOTE 17 COMMITMENT TO PURCHASE MINING EQUIPMENT

            To facilitate its Malagasy Testing Operations, the company has entered into 3 agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the company's Madagascar mine sites. The purchase price for the testing equipment is $566,349. The company has made deposits in the amount of $73,055 towards the purchase contracts.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                                   (UNAUDITED)

NOTE 18 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the years ended June 30, 1998 and 1999. However, the company has incurred losses and it is anticipated that the company will not have any tax liabilities for these years.

NOTE 19 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                      Expiration
                    Country         Six months          Amount           Date
                    -------         ----------          ------        ----------

                 United States     June 30, 1998      $ 586,686          2013
                 United States     June 30, 1999         97,589          2014
                 Canada            June 30, 1998        103,428          2003
                 Canada            June 30, 1999         15,005          2004

NOTE 20 CHANGE IN TRADING STATUS

            On July 3, 1999, the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-counter bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises for the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

       See Accompanying Notes and Independent Accountants' Review Report.

                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT ACCOUNTANTS' REVIEW REPORT................................      1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet.....................................      2

       Consolidated Statements of Comprehensive (Loss)................      3

       Consolidated Statements of Operations..........................      4

       Consolidated Statement of Shareholders' Equity.................    5 - 6

       Consolidated Statements of Cash Flows..........................    7 - 8

       Notes to Consolidated Financial Statements.....................   9 - 18

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors
American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have reviewed the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage companies) as of September 30, 1999, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the three months then ended and for the period July 1, 1997 (date of development stage) to September 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of American Benefits Group, Inc. and Subsidiaries.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
-----------------------------------
Moffitt & Company, P.C.
Scottsdale, Arizona

February 23, 2000

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                     ASSETS

CURRENT ASSETS
  Cash and cash equivalents                               $     6,090
  Accounts receivable                                           2,404
  Refundable taxes                                             29,776
  Inventories                                               6,047,241
                                                          -----------

       TOTAL CURRENT ASSETS                                                $ 6,085,511

PROPERTY AND EQUIPMENT                                                         219,585

OTHER LONG-TERM ASSETS
  Unamortized mining perimeters                                              4,370,605

OTHER ASSETS
  Investment in joint venture - Total Gem Management           17,300
  Deposits                                                     83,055
                                                          -----------

       TOTAL OTHER ASSETS                                                      100,355
                                                                           -----------

       TOTAL ASSETS                                                        $10,776,056
                                                                           ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Bank overdraft                                   $     6,196
  Accounts payable
     Inventory - Menavi Group                        2,600,000
     Trade                                             648,563
     Related entities                                  605,904
                                                   -----------

         TOTAL CURRENT LIABILITIES                                 $  3,860,663

MINORITY INTEREST DEFICIENCY                                             (6,807)

SHAREHOLDERS' EQUITY
  Preferred stock
   Par value - $10 per share
   Authorized - 10,000,000 shares
   No shares are issued or outstanding
  Common stock
   No par value
   Authorized 200,000,000 shares
   Issued and outstanding - 52,599,075 shares      $ 8,341,128
  Cumulative currency translation adjustment            10,768
  Retained earnings (deficit)                         (372,194)
  Deficit accumulated during the development
   stage                                            (1,057,502)
                                                   -----------

         TOTAL SHAREHOLDERS' EQUITY                                   6,922,200
                                                                   ------------

         TOTAL LIABILITIES AND SHAREHOLDERS'
          EQUITY                                                   $ 10,776,056
                                                                   ============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                                            July 1, 1997
                                                                              (Date of
                                                     Three Months            Development
                                                        Ended                 Stage) to
                                                 September 30, 1999      September 30, 1999
                                                 ------------------      ------------------
NET (LOSS)                                          $   (294,246)            $ (1,057,502)

OTHER COMPREHENSIVE INCOME
       Foreign currency translation adjustments           (5,256)                  10,768
                                                    ------------             ------------

NET COMPREHENSIVE (LOSS)                            $   (299,502)            $ (1,046,734)
                                                    ============             ============

NET INCOME (LOSS) PER COMMON SHARE

       Basic and diluted                            $      (.006)
                                                    ============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING

       Basic and diluted                              52,599,075
                                                    ============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                                           July 1, 1997
                                                                             (Date of
                                                        Three Months       (Development)
                                                           Ended             Stage) to
                                                    September 30, 1999   September 30, 1999
                                                    ------------------   ------------------
REVENUE - SALE OF GEMS FROM TESTING                     $    11,488          $ 5,051,989
                                                        -----------          -----------

COST AND EXPENSES
   Purchases, commissions and fees for test gems                  0            1,782,632
   Development costs                                        305,734            4,333,670
                                                        -----------          -----------

        TOTAL COST AND EXPENSES                             305,734            6,116,302
                                                        -----------          -----------

NET (LOSS) BEFORE MINORITY INTERESTS                       (294,246)          (1,064,313)

MINORITY INTEREST IN LOSS OF
   CONSOLIDATED SUBSIDIARY                                        0                6,811
                                                        -----------          -----------

NET (LOSS)                                              $  (294,246)         $(1,057,502)
                                                        ===========          ===========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                Preferred Stock                           Common Stock                Additional
                                            -----------------------                  ---------------------             Paid in
                                            Shares           Amount                  Shares         Amount             Capital
                                            ------           ------                  ------         ------           -----------
BALANCE, JULY 1, 1997                                                               1,683,000     $    1,683         $   475,750

CHANGE IN PAR VALUE                                                                                  475,750            (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                                   3,300,000         60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                   3,000,000             36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                                     15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                        1,000,000          1,000

NET (LOSS) FOR THE YEAR
    ENDED JUNE 30, 1998
                                         ----------          ----------        --------------     ----------          -----------

BALANCE, JUNE 30, 1998                            0                   0            24,949,000        538,469                    0

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                                                    Deficit
                                              Cumulative                          Accumulated                            Total
                                              Currency          Retained           During the                        Shareholders'
                                             Translation        Earnings          Development       Shareholder         Equity
                                              Adjustment        (Deficit)            Stage           Receivable        (Deficit)
                                             -----------      -------------       -----------       -----------      -------------
BALANCE, JULY 1, 1997                        $         0      $    (353,788)      $         0       $   (95,000)     $      28,645

CHANGE IN PAR VALUE

ISSUANCE OF COMMON
   STOCK FOR CASH                                                                                                           60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                                                36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE                                                                                             95,000             95,000

STOCK DIVIDEND

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                       3,860                                                                     3,860

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                                                                  1,000

NET (LOSS) FOR THE YEAR
    ENDED JUNE 30, 1998                                             (18,406)          (620,244)                            (638,650
                                             -------------    ---------------     -------------     -------------    --------------

BALANCE, JUNE 30, 1998                              3,860          (372,194)          (620,244)                0           (450,109

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                           Preferred Stock                           Common Stock                Additional
                                       -----------------------                  ------------------------           Paid in
                                       Shares           Amount                  Shares            Amount           Capital
                                       ------           ------                  ------            ------         ----------
CUMULATIVE CURRENCY                                                                                              $
   TRANSLATION
   ADJUSTMENT                                                                                  $

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                       6,477,075         1,134,423
     SHAREHOLDER'S LOANS                                                        5,358,000           416,100
     SERVICES                                                                  10,795,000         2,768,702
     DEPOSIT ON EQUIPMENT                                                          23,000            23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                          4,997,000         3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                                                        (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999
                                     -----------      ----------                ----------     ------------      ----------

BALANCE, JUNE 30, 1999                         0               0               52,599,075         8,341,128               0

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   THREE MONTHS ENDED
   SEPTEMBER 30, 1999
                                     -----------      ----------                ----------     ------------      ----------
BALANCE,
   SEPTEMBER 30, 1999                                 $                         52,599,075     $  8,341,128      $        0
                                     ===========      ==========                ==========     ============      ==========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)


                                     Cumulative                           Accumulated                              Total
                                     Currency           Retained          During the                           Shareholders'
                                    Translation         Earnings          Development         Shareholder         Equity
                                     Adjustment         (Deficit)            Stage            Receivable         (Deficit)
                                   -------------      ------------      ---------------      -------------     -------------
CUMULATIVE CURRENCY                $      12,164      $                  $                   $                 $      12,164
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                                                          1,134,423
     SHAREHOLDER'S LOANS                                                                                             416,100
     SERVICES                                                                                                      2,768,702
     DEPOSIT ON EQUIPMENT                                                                                             23,055)
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                                                             3,500,000)

LESS COSTS TO ACQUIRE
   FINANCING                                                                                                         (39,621

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                                         (143,012)                            (143,012
                                   -------------      ------------      ---------------      -------------     -------------)

BALANCE, JUNE 30, 1999                    16,024          (372,194)            (763,256)                 0         7,221,702)

CUMULATIVE CURRENCY                       (5,256)                                                                     (5,256
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   THREE MONTHS ENDED
   SEPTEMBER 30, 1999                                                          (294,246)                            (294,246
                                   -------------      ------------      ---------------      -------------     -------------
BALANCE,
   SEPTEMBER 30, 1999              $      10,768      $   (372,194)     $    (1,057,502)     $           0     $   6,922,200
                                   =============      ============      ===============      =============     =============

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                         (DEVELOPMENT STAGE COMPANIES)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
            FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                             TO SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                                                          July 1, 1997
                                                                                            (Date of
                                                                     Three Months          Development
                                                                         Ended              Stage) to
                                                                  September 30, 1999   September 30, 1999
                                                                  ------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net (loss)                                                     $  (299,502)        $(1,046,734)
       Adjustments to reconcile net (loss) to
          net cash (used) by operating activities:
             Depreciation and amortization                                 67,337             122,979
             Minority interest in loss of consolidated subsidiary               0               1,537
             Issuance of common stock for services                              0           2,768,702
             Loss on investment in subsidiary                                   0             101,000
             Cancellation of debt                                               0            (100,000)
       Changes in operating assets and liabilities:
          Accounts receivable                                           3,818,090              (2,404)
          Refundable taxes                                                 (1,849)            (19,523)
          Employee advances and other receivables                           2,729               4,374
          Inventories                                                  (5,046,207)         (6,047,241)
          Accounts payable                                              2,084,224           2,792,856
                                                                      -----------         -----------

NET CASH FLOWS PROVIDED (USED) BY
   OPERATING ACTIVITIES                                                   624,822          (1,424,454)
                                                                      -----------         -----------

CASH FLOWS FROM INVESTING ACTIVITIES
       Purchases of property and equipment                                (14,386)           (277,332)
       Purchase of mining perimeters                                            0            (572,780)
       Investment in joint venture - Total Gem Management                  (1,300)            (17,300)
       Deposits on equipment                                              (10,000)            (59,997)
                                                                      -----------         -----------

NET CASH FLOWS (USED) BY INVESTING
  ACTIVITIES                                                              (25,686)           (927,409)
                                                                      -----------         -----------

CASH FLOWS FROM FINANCING ACTIVITIES
       Bank overdraft                                                       6,196               6,196
       Proceeds from issuance of common stock                                   0           1,323,167
       Proceeds (Repayments) from related entity loan                    (648,866)          1,022,004
                                                                      -----------         -----------

NET CASH FLOWS (USED) PROVIDED BY
   FINANCING ACTIVITIES                                               $  (642,670)        $ 2,351,367
                                                                      -----------         -----------

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                              TO SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                                      July 1, 1997
                                                                        (Date of
                                                Three Months           Development
                                                    Ended               Stage) to
                                             September 30, 1999    September 30, 1999
                                             ------------------    ------------------
NET (DECREASE) IN CASH                           $   (43,534)          $      (496)

CASH BALANCE, BEGINNING OF PERIOD                     49,624                 6,586
                                                 -----------           -----------

CASH BALANCE, END OF PERIOD                      $     6,090           $     6,090
                                                 ===========           ===========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                             $         0           $     2,239
                                                 ===========           ===========

       Taxes paid                                $         0           $         0
                                                 ===========           ===========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SAOWANI DEVELOPMENT S.A.R.L                   $         0           $        36
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTES FOR WORLD
   GEMS CORPORATION S.A.R.L                      $         0           $   101,000
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   SHAREHOLDER'S LOAN                            $         0           $   416,100
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   SERVICES                                      $         0           $ 2,768,702
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   DEPOSIT ON EQUIPMENT                          $         0           $    23,055
                                                 ===========           ===========

ISSUANCE OF COMPANY STOCK FOR
   STONES AND WOOD CORPORATION S.A.R.L           $         0           $ 3,500,000
                                                 ===========           ===========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                                 Subsidiary                Ownership Percentage
                                 ----------                --------------------

                     American Benefits Group, Ltd.                 100%
                     Saowani Development S.A.R.L.                   90%
                     E - Block Technology Inc.                     100%
                     ABFG Sales Ltd. (Canada)                      100%
                     ABFG Sales Limited (USA)                      100%
                     American Benefits Group (Israel) Ltd.         100%
                     American Benefits Group
                        (Israel-Madagascar) Ltd.                   100%
                     Stones and Wood Corporation S.A.R.L.          100%
                     ABFG Resources Madagascar S.A.R.L.            100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective September 30, 1997, the company ceased its business operations in viatical settlements, liquidated all assets and paid all liabilities. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            American Benefits Group, Ltd. provides management services to related entities. The company also owns 1% of American Benefits Group (Israel) Ltd. and 1% of American Benefits Group
            (Israel-Madagascar) Ltd.

            Saowani Development S.A.R.L. is a joint venture partner in three mining perimeters in Madagascar.

            E-Block Technology Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            ABFG Sales Ltd. (USA and Canada) are the retail sales entities.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Nature of Business (Continued)

            American Benefits Group (Israel) Ltd. holds a 100% interest in Stones and Wood Corporation S.A.R.L. and 1% interest in ABFG Resources Madagascar S.A.R.L.

            American Benefits Group (Israel-Madagascar) Ltd. was formed to own various assets such as equipment used in international companies.

            Stones and Wood Corporation S.A.R.L. owns 37 mining perimeters in Madagascar.

            ABFG Resources Madagascar S.A.R.L. is a mine operator in Madagascar.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost (determined principally by the average cost method) or market.

            For rough stones, the elements of cost include direct labor, materials, equipment costs, and overhead and the full absorption of fixed mining costs.

            For cut and polished stone, the inventory includes the rough stone costs plus the cost to process and finish the stones to complete them for setting into jewelry.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment are carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with the following lines:

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Property and Equipment (Continued)

                 Office furniture                     10 years
                 Computers                             3 years
                 Film equipment                        3 years
                 Communication equipment               3 years
                 Office security equipment             5 years
                 Reprographics equipment               3 years
                 Computer software                     1  year
                 Mining equipment                      3 years

            Compensated Absences

            Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Net Earnings Per Share (Continued)

            dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            As of September 30, 1999, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $305,734 of development costs for the three months ended September 30,1999 and $1,064,313 for the period July 1, 1997 (date of development stage) to September 30, 1999.

NOTE 3 COMPREHENSIVE INCOME

            Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and the

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 3 COMPREHENSIVE INCOME (CONTINUED)

            components within the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the company are cumulative translation adjustments on foreign currency transactions. These adjustments are accumulated within the statement of shareholders' equity under the caption Accumulated Other Comprehensive Income. As of September 30, 1999, accumulated other comprehensive income, as reflected in the consolidated statement of shareholders' equity was comprised of cumulative translation adjustments totaling $10,768.

            Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

NOTE 4 INVENTORIES

            Inventories are summarized as follows:

                      Rough stones                                $3,195,697
                      Cut and polished gems                        2,788,155
                      Art                                             52,639
                      Jewelry                                         10,750
                                                                  ----------

                                                                  $6,047,241
                                                                  ==========

NOTE 5 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                   Office furniture                                $ 45,245
                   Computers                                         56,900
                   Film equipment                                     1,442
                   Communication equipment                           25,069
                   Office security equipment                          8,843
                   Reprographics equipment                           15,984
                   Computer software                                  8,180
                   Mining equipment                                 115,669
                                                                   --------
                                                                    277,332
                   Less accumulated depreciation                     57,747
                                                                   --------

                   Book value                                      $219,585
                                                                   ========

            Depreciation expense for the three months ended September 30, 1999 amounted to $20,635.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 6 UNAMORTIZED MINING PERIMETERS

            The company is amortizing the mining perimeters by the straight-line method over 345 months, which is the estimate life of the perimeters.

              Adjusted cost base of the perimeters               $4,432,780

              Less accumulated amortization                          62,175
                                                                 ----------

              Book value                                         $4,370,605
                                                                 ==========

            Amortization for the three months ended September 30, 1999 is $ 38,565.

NOTE 7 INCOME TAXES

            (Loss) before income taxes                                      $(294,246)
                                                                            ---------

            The provision for income taxes is estimated as follows:
                   Currently payable                                        $       0
                                                                            ---------
                   Deferred                                                 $       0
                                                                            ---------

            A reconciliation of the provision for income taxes
              compared with the amounts at the U.S. Federal
              Statutory and foreign rates were as follows:
                   Tax at U.S. Federal Statutory income tax rates           $       0
                                                                            ---------
                   Taxes at foreign rates                                   $       0
                                                                            ---------

            Deferred income tax assets and liabilities reflect the
              impact of temporary differences between amounts of
              assets and liabilities for financial reporting
              purposes and the basis of such assets and liabilities
              as measured by tax laws.  The net deferred tax assets is:     $       0
                                                                            ---------

            Temporary differences and carry forwards that gave rise
              to deferred tax assets and liabilities included the following:

                                                            Deferred Tax
                                                      --------------------------
                                                      Assets         Liabilities
                                                      ------         -----------

            Net operating loss
                   U.S. federal                      $105,000         $      0
                   Foreign                            185,000                .
                                                     --------         --------
                     Subtotal                         290,000                0
                   Valuation allowance                290,000                0
                                                     --------         --------

                     Total deferred taxes            $      0         $      0
                                                     ========         ========

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 7 INCOME TAXES

            A reconciliation of the valuation allowance is as follows:

              Balance, July 1, 1999                       $158,000

              Addition for the three months ended
                 September 30, 1999                        132,000
                                                          --------

              Balance, September 30, 1999                 $290,000
                                                          ========

NOTE 8 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of September 30, 1999.

NOTE 9 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends and upon company dissolution.

NOTE 10 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

              Current assets                              $ 27,530

              Current liabilities                          301,790

              Net property and equipment                   122,413

NOTE 11 INTEREST EXPENSE

            The company did not have any interest costs for the three months ended September 30, 1999.

NOTE 12 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the three months ended September 30, 1999 is $27,338.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 13 AGENCY AGREEMENT

            The companies have entered into an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $585,083 at September 30, 1999.

NOTE 14 JOINT VENTURE AGREEMENT (TGM)

            In April 1999, the company entered in to a joint venture agreement, known as Total Gem Management Ltd, with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value). As of September 30, 1999, the company advanced $17,300 towards the $1,000,000 commitment.

                                                       American
                                                       Benefits        Menavi
                        Division of Profits           Group, Inc.      Group
                        -------------------           -----------      ------

               On goods from American
               Benefits Group, Inc. mines
                       Total net sales on cut
                       and semicut-stones                66.6%          33.4%

               On unprocessed rough                        75%            25%

               On goods purchase by American
               Benefit Group, Inc.
                       Total net sales minus
                       total purchase cost

            As of September 30, 1999, there were no income or expenses from the joint venture.

NOTE 15 RELATED PARTY TRANSACTIONS

            The company purchased $1,580,000 of raw sapphire stones from a company controlled by a director of the company.

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 16 SAOWANI - HARINORO

            On June 20, 1999, the company entered into a joint venture for testing and small scale mining of three emerald perimeters in Madagascar. The joint venture is for one and one half years and profits are distributed 80% to Saowani and 20% to Harinoro.

            As of September 30, 1999, there was no income or expense from the joint venture.

NOTE 17 COMMITMENT TO PURCHASE MINING EQUIPMENT

            To facilitate its Malagasy Testing Operations, the company has entered into 3 agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the company's Madagascar mine sites. The purchase price for the testing equipment is $566,349. The company has made deposits in the amount of $73,055 towards the purchase contracts.

NOTE 18 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the years ended June 30, 1998 and 1999. However, the company has incurred losses and it is anticipated that the company will not have any tax liabilities for these years.

NOTE 19 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                      Expiration
                    Country         Three months        Amount           Date
                    -------         ------------        ------        ----------

                 United States      June 30, 1998      $586,686          2013
                 United States      June 30, 1999        97,589          2014
                 Canada             June 30, 1998       103,428          2003
                 Canada             June 30, 1999        15,005          2004

NOTE 20 CHANGE IN TRADING STATUS

            On July 3, 1999, the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-counter bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises for the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the

       See Accompanying Notes and Independent Accountants' Review Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

NOTE 20 CHANGE IN TRADING STATUS (CONTINUED)

            OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

NOTE 21 SUBSEQUENT EVENTS

            In October 1999, the company issued 1,000,000 shares of common stock to Saul BEN-HEIM of Israel in connection with services rendered. The value of the shares on the date of issuance was $57,500.

            In October 1999, the company issued an aggregate of 225,000 shares of common stock to nine consultants of the company as additional compensation for services rendered. The value of the shares on the date of issuance was $19,935.

       See Accompanying Notes and Independent Accountants' Review Report.

                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITORS' REPORT........................................        1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet...................................        2

       Consolidated Statements of Comprehensive (Loss)..............        3

       Consolidated Statements of Operations........................        4

       Consolidated Statement of Shareholders' Equity...............      5 - 6

       Consolidated Statements of Cash Flows........................      7 - 8

       Notes to Consolidated Financial Statements...................     9 - 19

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have audited the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage companies) as of June 30, 1999, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Benefits Group, Inc. and Subsidiaries as of June 30, 1999 and the results of its operations and its cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1999, in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
-----------------------------------
Moffitt & Company, P.C.
Scottsdale, Arizona

February 23, 2000

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS

CURRENT ASSETS
   Cash and cash equivalents                              $   49,624
   Accounts receivable                                     3,820,494
   Refundable taxes                                           27,927
   Employee advances and other receivables                     2,729
   Inventories                                             1,001,034
                                                          ----------

       TOTAL CURRENT ASSETS                                              $4,901,808

PROPERTY AND EQUIPMENT                                                      225,834

OTHER LONG-TERM ASSETS
   Unamortized mining perimeters                                          4,409,170

OTHER ASSETS
   Investment in joint venture - Total Gem Management         16,000
   Unamortized organization costs                              8,137
   Deposits                                                   73,055
                                                          ----------

       TOTAL OTHER ASSETS                                                    97,192
                                                                         ----------

       TOTAL ASSETS                                                      $9,634,004
                                                                         ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable
     Inventory                                      $   736,804
     Trade                                              427,535
     Related entity                                   1,254,770
                                                    -----------

        TOTAL CURRENT LIABILITIES                                   $ 2,419,109

MINORITY INTEREST DEFICIENCY                                             (6,807)

SHAREHOLDERS' EQUITY
  Preferred stock
     Par value - $10 per share
     Authorized - 10,000,000 shares
     No shares are issued or outstanding
  Common stock
     No par value
     Authorized 200,000,000 shares
     Issued and outstanding - 52,599,075 shares     $ 8,341,128
  Cumulative currency translation adjustment             16,024
  Retained earnings (deficit)                          (372,194)
  Deficit accumulated during the development
     stage                                             (763,256)
                                                    -----------

        TOTAL SHAREHOLDERS' EQUITY                                    7,221,702
                                                                    -----------

        TOTAL LIABILITIES AND SHAREHOLDERS'
         EQUITY                                                     $ 9,634,004
                                                                    ===========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999

                                                                      July 1, 1997
                                                                        (Date of
                                                        Year           Development
                                                        Ended           Stage) to
                                                    June 30, 1999     June 30, 1999
                                                    -------------     -------------
NET (LOSS)                                          $   (143,012)     $   (763,256)

OTHER COMPREHENSIVE INCOME
       Foreign currency translation adjustments           12,164            16,024
                                                    ------------      ------------

NET COMPREHENSIVE (LOSS)                            $   (130,848)     $   (747,232)
                                                    ============      ============

NET (LOSS) PER COMMON SHARE

       Basic and diluted                            $      (.004)
                                                    ============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING

       Basic and diluted                              27,911,988
                                                    ============

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                         (DEVELOPMENT STAGE COMPANIES)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
            FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999

                                                                        July 1, 1997
                                                                          (Date of
                                                            Year        (Development)
                                                            Ended         Stage) to
                                                        June 30, 1999   June 30, 1999
                                                        -------------   -------------
REVENUE - SALE OF GEMS FROM TESTING                      $ 5,040,501      $ 5,040,501
                                                         -----------      -----------

COST AND EXPENSES
       Purchases, commissions and fees for test gems       1,782,632        1,782,632
       Development costs                                   3,402,418        4,027,936
                                                         -----------      -----------

              TOTAL COST AND EXPENSES                      5,185,050        5,810,568
                                                         -----------      -----------

NET (LOSS) BEFORE MINORITY INTEREST                         (144,549)        (770,067)

MINORITY INTEREST IN LOSS OF
      CONSOLIDATED SUBSIDIARY                                  1,537            6,811
                                                         -----------      -----------

NET (LOSS)                                               $  (143,012)     $  (763,256)
                                                         ===========      ===========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1999

                                          Preferred Stock                        Common Stock                  Additional
                                    --------------------------            ---------------------------            Paid in
                                    Shares              Amount            Shares               Amount            Capital
                                    ------              ------            ------               ------        ---------------
BALANCE, JULY 1, 1997                                                     1,683,000      $      1,683        $       475,750

CHANGE IN PAR VALUE                                                                           475,750               (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                         3,300,000            60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                         3,000,000                36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                           15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                              1,000,000             1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998
                               -------------        ------------        -----------      ------------       ---------------
BALANCE,
   DECEMBER 31, 1998                       0                   0         24,949,000           538,469                     0

       See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE YEAR ENDED JUNE 30, 1999
                                   (UNAUDITED)

                                                                            Deficit
                                 Cumulative                               Accumulated                                 Total
                                  Currency            Retained            During the                               Shareholders'
                                 Translation          Earnings            Development         Shareholder             Equity
                                 Adjustment           (Deficit)              Stage             Receivable            (Deficit)
                              ----------------    -----------------    ----------------     ---------------       -------------

BALANCE, JULY 1, 1997         $              0    $       (353,788)    $              0     $       (95,000)    $          28,645

CHANGE IN PAR VALUE

ISSUANCE OF COMMON
   STOCK FOR CASH
                                                                                                                           60,000
ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                                              36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE                                                                                        95,000                95,000

STOCK DIVIDEND

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                            3,860                                                                              3,860

ISSUANCE OF COMMON
   STOCK FOR 70% OF WORLD
   GEMS CORPORATION S.A.R.L.                                                                                                1,000

NET (LOSS) FOR THE SIX
   MONTHS ENDED
   DECEMBER 31, 1998                                       (18,406)            (620,244)                                 (638,650)
                                ----------------    -----------------    -----------------    ---------------     -----------------
BALANCE,
   DECEMBER 31, 1998                     3,860            (372,194)            (620,244)                  0              (450,109)

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                        FOR THE YEAR ENDED JUNE 30, 1999


                                                     Preferred Stock                      Common Stock
                                                --------------------------           ---------------------------
                                                Shares              Amount           Shares               Amount
                                                ------              ------           ------               ------
CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                  $                                      $

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                                            6,477,075            1,134,423
     SHAREHOLDER'S LOANS                                                             5,358,000              416,100
     SERVICES                                                                       10,795,000            2,768,702
     DEPOSIT ON EQUIPMENT                                                               23,000               23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                                               4,997,000            3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                                                                (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999
                                             -------------     -------------        ----------        -------------

BALANCE, JUNE 30, 1999                                   0                 0        52,599,075            8,341,128

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                                                1,225,000               77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999
                                             -------------     -------------        ----------        -------------

BALANCE,
   DECEMBER 31, 1999                                     0     $           0        53,824,075        $   8,418,563
                                             =============     =============        ==========        =============

         See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                        FOR THE YEAR ENDED JUNE 30, 1999

                                                                                               Deficit
                                                       Cumulative                            Accumulated
                                   Additional           Currency            Retained          During the
                                     Paid in           Translation          Earnings          Development
                                     Capital           Adjustment           (Deficit)           Stage
                                 ---------------    ----------------    ----------------    --------------
CUMULATIVE CURRENCY              $                  $         12,164    $                    $
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH
     SHAREHOLDER'S LOANS
     SERVICES
     DEPOSIT ON EQUIPMENT
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.

LESS COSTS TO ACQUIRE
   FINANCING

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                                                            (143,012)
                                 ---------------    ----------------    ----------------    --------------

BALANCE, JUNE 30, 1999                         0              16,024            (372,194)         (763,256)

ISSUANCE OF COMMON
   STOCK FOR SERVICES

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                 (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                                                              (514,675)
                                 ---------------    ----------------    ----------------    --------------

BALANCE,
   DECEMBER 31, 1999             $             0    $          6,634    $       (372,194)   $   (1,277,931)
                                 ===============    ================    ================    ==============

         See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY(CONTINUED)
                        FOR THE YEAR ENDED JUNE 30, 1999

                                                           Total
                                                       Shareholders'
                                   Shareholder            Equity
                                   Receivable            (Deficit)
                                 ---------------     -----------------
CUMULATIVE CURRENCY              $                   $          12,164
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON
   STOCK FOR
     CASH                                                    1,134,423
     SHAREHOLDER'S LOANS                                       416,100
     SERVICES                                                2,768,702
     DEPOSIT ON EQUIPMENT                                       23,055
     ACQUISITION OF STONES
       AND WOOD CORPO-
       RATION S.A.R.L.                                       3,500,000

LESS COSTS TO ACQUIRE
   FINANCING                                                   (39,621)

NET (LOSS) FOR YEAR
   ENDED JUNE 30, 1999                                        (143,012)
                                 ---------------     -----------------

BALANCE, JUNE 30, 1999                         0             7,221,702

ISSUANCE OF COMMON
   STOCK FOR SERVICES                                           77,435

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                                   (9,390)

NET (LOSS) FOR THE
   SIX MONTHS ENDED
   DECEMBER 31, 1999                                          (514,675)
                                 ---------------     -----------------

BALANCE,
   DECEMBER 31, 1999             $             0     $       6,775,072
                                 ===============     =================

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999

                                                                                  July 1, 1997
                                                                                    (Date of
                                                                      Year         Development
                                                                     Ended          Stage) to
                                                                 June 30, 1999    June 30, 1999
                                                                 -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)                                                     $  (130,848)     $  (747,232)
   Adjustments to reconcile net (loss) to
      net cash (used) by operating activities:
         Depreciation and amortization                                 54,758           55,642
         Minority interest in loss of consolidated subsidiary           1,537            1,537
         Issuance of common stock for services                      2,768,702        2,768,702
         Loss on investment in subsidiary                                   0          101,000
         Cancellation of debt                                        (100,000)        (100,000)
   Changes in operating assets and liabilities:
      Accounts receivable                                          (3,820,494)      (3,820,494)
      Refundable taxes                                                (17,674)         (17,674)
      Employee advances and other receivables                          (2,729)           1,645
      Inventories                                                    (967,304)      (1,001,034)
      Accounts payable                                                650,238          708,632
                                                                  -----------      -----------

NET CASH FLOWS (USED) BY OPERATING
 ACTIVITIES                                                        (1,563,814)      (2,049,276)
                                                                  -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                               (238,792)        (262,946)
   Purchase of mining perimeters                                     (572,780)        (572,780)
   Investment in joint venture - Total Gem Management                 (16,000)         (16,000)
   Deposits on equipment                                              (50,000)         (49,997)
                                                                  -----------      -----------

NET CASH FLOWS (USED) BY INVESTING
 ACTIVITIES                                                          (877,572)        (901,723)
                                                                  -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Bank overdraft                                                      (3,007)               0
   Proceeds from issuance of common stock                           1,168,167        1,323,167
   Proceeds (Repayments) from related entity loan                   1,325,850        1,670,870
                                                                  -----------      -----------

NET CASH FLOWS PROVIDED BY
 FINANCING ACTIVITIES                                             $ 2,491,010      $ 2,994,037
                                                                  -----------      -----------

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                      FOR THE YEAR ENDED JUNE 30, 1999 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1999

                                                                   July 1, 1997
                                                                     (Date of
                                                       Year         Development
                                                      Ended          Stage) to
                                                  June 30, 1999    June 30, 1999
                                                  -------------    -------------

NET INCREASE IN CASH                                $   49,624       $   43,038

CASH BALANCE, BEGINNING OF PERIOD                            0            6,586
                                                    ----------       ----------

CASH BALANCE, END OF PERIOD                         $   49,624       $   49,624
                                                    ==========       ==========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

       Interest paid                                $      137       $    2,239
                                                    ==========       ==========

       Taxes paid                                   $        0       $        0
                                                    ==========       ==========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SAOWANI DEVELOPMENT S.A.R.L                      $        0       $       36
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTE FOR WORLD
   GEMS CORPORATION S.A.R.L                         $        0       $  101,000
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   SHAREHOLDER'S LOAN                               $  416,100       $  416,100
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   SERVICES                                         $2,768,702       $2,768,702
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   DEPOSIT ON EQUIPMENT                             $   23,055       $   23,055
                                                    ==========       ==========

ISSUANCE OF COMPANY STOCK FOR
   STONES AND WOOD CORPORATION S.A.R.L              $3,500,000       $3,500,000
                                                    ==========       ==========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                                Subsidiary                  Ownership Percentage
                                ----------                  --------------------

                    American Benefits Group, Ltd.                   100%
                    Saowani Development S.A.R.L.                     90%
                    E - Block Technology Inc.                       100%
                    ABFG Sales Ltd. (Canada)                        100%
                    ABFG Sales Limited (USA)                        100%
                    American Benefits Group (Israel) Ltd.           100%
                    American Benefits Group
                       (Israel-Madagascar) Ltd.                     100%
                    Stones and Wood Corporation S.A.R.L.            100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective June 30, 1997, the company ceased its business operations in viatical settlements, liquidated all assets and paid all liabilities. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            American Benefits Group, Ltd. provides management services to related entities. The company also owns 1% of American Benefits Group (Israel) Ltd. and 1 % of American Benefits Group (Israel-Madagascar) Ltd.

            Saowani Development S.A.R.L. is a joint venture partner in three mining perimeters in Madagascar.

            E-Block Technology Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            ABFG Sales Ltd. (USA and Canada) are the retail sales entities.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Nature of Business (Continued)

            American Benefits Group (Israel) Ltd. holds a 100% interest in Stones and Wood Corporation S.A.R.L.

            American Benefits Group (Israel-Madagascar) Ltd. was formed to own various assets such as equipment used in international companies.

            Stones and Wood Corporation S.A.R.L. owns 37 mining perimeters in Madagascar.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost (determined principally by the average cost method) or market.

            For rough stones, the elements of cost include direct labor, materials, equipment costs, and overhead and the full absorption of fixed mining costs.

            For cut and polished stone, the inventory includes the rough stone costs plus the cost to process and finish the stones to complete them for setting into jewelry.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment are carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with the following lives:

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Property and Equipment (Continued)

                 Office furniture                   10 years
                 Computers                           3 years
                 Film equipment                      3 years
                 Communication equipment             3 years
                 Office security equipment           5 years
                 Reprographics equipment             3 years
                 Computer software                   1  year
                 Mining equipment                    3 years

            Organization Costs

            Costs associated with the organization of the company are being amortized using the straight-line method over five years.

            Compensated Absences

            Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Computation of net (loss) per common share

                  Basic and diluted
                    Numerator                  $   (130,848)  =    $(.004)
                                               ------------
                    Denominator                $ 27,911,988

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            As of June 30, 1999, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $3,402,418 of development costs for the year ended June 30, 1999 and $4,027,936 for the period July 1, 1997 (date of development stage) to June 30, 1999.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 3 ACCOUNTS RECEIVABLE

            An account receivable in the amount of $3,819,494 was from one customer and was paid in August 1999.

NOTE 4 COMPREHENSIVE INCOME

            Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, establishes a standard for reporting and displaying comprehensive income and the components within the financial statements. Comprehensive income includes charges and credits to equity that are not the result of transactions with shareholders. Comprehensive income is composed of two subsets - net income and other comprehensive income. Included in other comprehensive income for the company are cumulative translation adjustments on foreign currency transactions. These adjustments are accumulated within the statement of shareholders' equity under the caption Accumulated Other Comprehensive Income. As of June 30, 1999, accumulated other comprehensive income, as reflected in the consolidated statement of shareholders' equity, was comprised of cumulative translation adjustments totaling $16,024.

            Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

NOTE 5 INVENTORIES

            Inventories are summarized as follows:

                Rough stones                               $  920,530
                Cut and polished gems                          18,885
                Art                                            53,144
                Jewelry                                         6,910
                Work in process - internet contracts            1,565
                                                           ----------

                                                           $1,001,034
                                                           ==========

NOTE 6 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                Office furniture                             $45,245
                Computers                                     56,900
                Film equipment                                 1,442
                Communication equipment                       10,683
                Office security equipment                      8,843

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 6 PROPERTY AND EQUIPMENT (CONTINUED)

                Reprographics equipment                      $ 15,984
                Computer software                               8,180
                Mining equipment                              115,669
                                                             --------
                                                              262,946

                Less accumulated depreciation                  37,112
                                                             --------

                Book value                                   $225,834
                                                             ========

            Depreciation expense for the year ended June 30, 1999 amounted to $27,392.

NOTE 7 UNAMORTIZED MINING PERIMETERS

            The company is amortizing the mining perimeters by the straight-line method over 345 months, which is the estimate life of the perimeters.

                Adjusted cost base of the perimeters       $4,432,780

                Less accumulated amortization                  23,610
                                                           ----------

                Book value                                 $4,409,170
                                                           ==========

            Amortization for the year ended June 30, 1999 is $23,610.

NOTE 8 INCOME TAXES

            (Loss) before income taxes                                        $(144,549)
                                                                              ---------

            The provision for income taxes is estimated as follows:
                   Currently payable                                          $       0
                                                                              ---------
                   Deferred                                                   $       0
                                                                              ---------

            A reconciliation of the provision for income taxes
              compared with the amounts at the U.S. Federal
              Statutory and foreign rates is as follows:
                   Tax at U.S. Federal Statutory income tax rates             $       0
                                                                              ---------
                   Taxes at foreign rates                                     $       0
                                                                              ---------

            Deferred income tax assets and liabilities reflect
              the impact of temporary differences between
              amounts of assets and liabilities for financial
              reporting purposes and the basis of such assets
              and liabilities
              as measured by tax laws.  The net deferred tax assets is:       $       0
                                                                              ---------

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 8 INCOME TAXES (CONTINUED)

            Temporary differences and carry forwards that gave rise to deferred tax assets and liabilities included the following:

                                                     Deferred Tax
                                              -----------------------------
                                              Assets            Liabilities
                                              ------            -----------

            Net operating loss
               U.S. federal                  $103,000             $      0
               Foreign                         55,000                    .
                                             --------             --------
                   Subtotal                   158,000                    0
               Valuation allowance            158,000                    0
                                             --------             --------

                 Total deferred taxes        $      0             $      0
                                             ========             ========

            A reconciliation of the valuation allowance is as follows:

                 Balance, July 1, 1998                            $149,500

                 Addition for the year ended June 30, 1999           8,500
                                                                  --------

                 Balance, June 30, 1999                           $158,000
                                                                  ========

NOTE 9 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of June 30, 1999.

NOTE 10 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends and upon company dissolution.

NOTE 11 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

              Current assets                              $ 33,063

              Current liabilities                          198,022

              Net property and equipment                   119,826

             See Accompanying Notes and Independent Auditors' Report

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 12 INTEREST EXPENSE

            For the year ended June 30, 1999, the company incurred $131 of interest costs which are included in development costs.

NOTE 13 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the year ended June 30, 1999 is $66,171.

NOTE 14 ADVERTISING

            For the year ended June 30, 1999, the company incurred $13,567 of adverting costs which were included in development costs.

NOTE 15 AGENCY AGREEMENT

            The companies have entered into an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $ 1,234,997 at June 30, 1999.

            The company incurred expenses under this agreement in the amount of $1,473,609 for the year ended June 30, 1999.

NOTE 16 ACQUISITION OF STONES AND WOOD CORPORATION S.A.R.L.

            In May 1999, the company purchased 100% of Stones and Wood Corporation S.A.R.L. plus 18 type I mining perimeters for $500,000 cash plus 4,997,000 shares of Rule 144 restricted common stock valued at .70(cent) per share which was the fair market value of the perimeters.

            The acquisition was accounted for as a purchase. Stones and Wood Corporation S.A.R.L. was an inactive company and did not have any revenue prior to the acquisition, so pro forma historical information is not presented.

            The purchase price was allocated to the 37 mining perimeters acquired. The company is amortizing the perimeter costs on a straight line basis over the average remaining life of the perimeters.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 17 JOINT VENTURE AGREEMENT (TGM)

            In April 1999, the company entered in to a joint venture agreement, known as Total Gem Management Ltd., with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value). As of June 30, 1999, the company advanced $16,000 toward the $1,000,000 commitment.

                                                         American
                                                         Benefits        Menavi
                     Division of Profits                Group, Inc.      Group
                     -------------------                -----------      ------

                On goods from American
                Benefits Group, Inc. mines
                        Total net sales on cut
                        and semicut-stones                  66.6%          33.4%

                On unprocessed rough                          75%            25%

                On goods purchase by American
                Benefit Group, Inc.
                        Total net sales minus
                        total purchase cost

            As of June 30, 1999, there were no income or expenses from the joint venture.

NOTE 18 RELATED PARTY TRANSACTIONS

            The company had the following transactions with a director of the company and companies controlled by the director:

                  1. Purchase of gems - $882,500

                  2. Reimbursement for expenses through the agency agreement - $591,109

                  3. Purchases of office furniture - $21,962

NOTE 19 CANCELLATION OF DEBT INCOME

            On June 19, 1998, the company acquired a 70% interest in World Gems Corporation S.A.R.L. from a corporation controlled by two officers of the corporation. The consideration for the purchase was:

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 19 CANCELLATION OF DEBT INCOME (CONTINUED)

            A. One hundred thousand dollars to be paid prior to July 13, 2000. The note was unsecured and does not bear interest.

            B. Issuance of American Benefits Group, Inc. Rule 144 restricted shares in the amount of 1,000,000 shares at a price of $0.001 cents per share.

            Subsequently after the acquisition, World Gems Corporation S.A.R.L. lost its mining perimeter rights in Madagascar and the Board of Directors elected to write-off the investment in World Gems Corporation S.A.R.L. as worthless.

            In March 1999, the company negotiated the cancellation of the $100,000 note payable due to the sellers of World Gem Corporation S.A.R.L.

NOTE 20 SAOWANI - HARINORO

            On June 20, 1999, the company entered into a joint venture for testing and small scale mining of three emerald perimeters in Madagascar. The joint venture is for one and one half years and profits are distributed 80% to Saowani and 20% to Harinoro.

            As of June 30, 1999, there was no income or expense from the joint venture.

NOTE 21 DEVELOPMENT OF WEBSITE

            The company incurred $1,364,789 of costs for development of its website. This amount was paid for as follows:

                Cash and accounts payable                              $771,989

                Shares of restricted stock issued to consultants
                   and contractors                                     $592,800

NOTE 22 COMMITMENT TO PURCHASE MINING EQUIPMENT

            To facilitate its Malagasy Testing Operations, the company has entered into 3 agreements with Dove Gems & Jewelry Co. Ltd. for the purchase of testing equipment which will be transported from Thailand to the company's Madagascar mine sites. The purchase price for the testing equipment is $566,349. The company has made deposits in the amount of $73,055 towards the purchase contracts.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

NOTE 23 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the years ended June 30, 1998 and 1999. However, the company has incurred losses and it is anticipated that the company will not have any tax liabilities for these years.

NOTE 24 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                      Expiration
                   Country              Year              Amount         Date
                   -------              ----              ------      ----------

               United States        June 30, 1998      $    586,686      2013
               United States        June 30, 1999            97,589      2014
               Canada               June 30, 1998           103,428      2003
               Canada               June 30, 1999            15,005      2004

NOTE 25 CHANGE IN TRADING STATUS

            On July 3, 1999, the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-counter bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises for the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

NOTE 26 SUBSEQUENT EVENTS

            In October 1999, the company issued 1,000,000 shares of common stock to Saul BEN-HEIM of Israel in connection with services rendered. The value of the shares on the date of issuance was $57,500.

            In October 1999, the company issued an aggregate of 225,000 shares of common stock to nine consultants of the company as additional compensation for services rendered. The value of the shares on the date of issuance was $19,935.

            See Accompanying Notes and Independent Auditors' Report.

                          AMERICAN BENEFITS GROUP, INC.
                                AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

                                TABLE OF CONTENTS

                                                                       Page No.
                                                                       --------

INDEPENDENT AUDITORS' REPORT .....................................       1

FINANCIAL STATEMENTS

       Consolidated Balance Sheet.................................       2

       Consolidated Statements of Comprehensive (Loss)............       3

       Consolidated Statements of Operations......................       4

       Consolidated Statement of Shareholders' Equity.............       5

       Consolidated Statements of Cash Flows......................       6 - 7

       Notes to Consolidated Financial Statements.................       8 - 18

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
American Benefits Group, Inc. and Subsidiaries
(Development Stage Companies)
Deerfield Beach, Florida

We have audited the accompanying balance sheet of American Benefits Group, Inc. and Subsidiaries (Development Stage Companies) as of June 30, 1998, and the related statements of comprehensive (loss), operations, shareholders' equity and cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Benefits Group, Inc. and Subsidiaries as of June 30, 1998 and the results of its operations and its cash flows for the year then ended and for the period July 1, 1997 (date of development stage) to June 30, 1998, in conformity with generally accepted accounting principles.


/s/ Moffitt & Company, P.C.
---------------------------

Moffitt & Company, P.C.
Scottsdale, Arizona

July 9, 1999

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1998

                                     ASSETS

CURRENT ASSETS
       Refundable taxes                               $    10,253
       Gem inventory                                       33,730
                                                      -----------

            TOTAL CURRENT ASSETS                                   $     43,983

PROPERTY AND EQUIPMENT                                                   23,270

OTHER ASSETS
       Unamortized organization costs                     11,893
       Deposits                                               68
                                                      ----------

          TOTAL OTHER ASSETS                                             11,961
                                                                   ------------

          TOTAL ASSETS                                             $     79,214
                                                                   ============

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Bank overdraft                                   $      3,007
   Accounts payable
     Trade                                                86,566
     Related entity                                      345,020
                                                    ------------

            TOTAL CURRENT LIABILITIES                            $      434,593

LONG-TERM DEBT                                                          100,000

MINORITY INTEREST DEFICIENCY                                           ( 5,270)

SHAREHOLDERS' EQUITY (DEFICIT)
  Preferred stock
   Par value - $10 per share
   Authorized - 10,000,000 shares
   No shares are issued or outstanding
  Common stock
   No par value
   Authorized 200,000,000 shares
   Issued and outstanding - 24,949,000 shares            538,469
  Cumulative currency translation adjustment               3,860
  Retained earnings (deficit)                          ( 372,194)
  Deficit accumulated during the development
    Stage                                               (620,244)
                                                      ----------

            TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                       (450,109)
                                                                    -----------

            TOTAL LIABILITIES AND SHAREHOLDERS'
              EQUITY (DEFICIT)                                      $    79,214
                                                                    ===========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                    July 1, 1997
                                                                      (Date of
                                                        Year         Development
                                                        Ended         Stage) to
                                                    June 30, 1998  June 30, 1998
                                                    -------------  -------------

NET (LOSS)                                           $ ( 638,650)    $( 620,244)

OTHER COMPREHENSIVE INCOME
  Foreign currency translation adjustments                 3,860          3,860
                                                     -----------     ----------

NET COMPREHENSIVE (LOSS)                             $ ( 634,790)    $( 616,384)
                                                     ===========     ==========

NET (LOSS) PER COMMON SHARE

  Basic and diluted

    From continuing development operations          $      ( .03)
                                                    ============

    From discontinued operations                    $      (.001)
                                                    ============

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING

     Basic and diluted                                20,649,000
                                                    ============

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                  July 1, 1997
                                                                    (Date of
                                                      Year         Development
                                                      Ended         Stage) to
                                                  June 30, 1998   June 30, 1998
                                                  -------------   -------------

REVENUE                                             $       0       $       0

DEVELOPMENT COSTS                                    (625,518)       (625,518)
                                                    ---------       ---------

NET (LOSS) FROM CONTINUING
  DEVELOPMENT OPERATIONS                             (625,518)       (625,518)

MINORITY INTEREST IN LOSS OF
  CONSOLIDATED SUBSIDIARY                               5,274           5,274
                                                    ---------       ---------

NET (LOSS) FROM CONTINUING
   DEVELOPMENT OPERATIONS                            (620,244)       (620,244)

NET (LOSS) FROM DISCONTINUED
   OPERATIONS                                         (18,406)              0
                                                    ---------       ---------

NET (LOSS)                                          $(638,650)      $(620,244)
                                                    =========       =========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1998

                                 Preferred Stock           Common Stock
                           -----------------------   -----------------------
                              Shares        Amount     Shares       Amount
                           ----------   ----------   ----------   ----------
BALANCE, JULY 1, 1997                                 1,683,000   $    1,683

CHANGE IN PAR VALUE                                                  475,750

ISSUANCE OF COMMON
   STOCK FOR CASH                                     3,300,000       60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                     3,000,000           36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                       15,966,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT

ISSUANCE OF COMMON STOCK
   FOR 70% OF WORLD GEMS
   CORPORATION                                        1,000,000        1,000

NET (LOSS) FOR THE YEAR
   ENDED JUNE 30, 1998
                           ----------   ----------   ----------   ----------
BALANCE, JUNE 30, 1998              0   $        0   24,949,000   $  538,469
                           ==========   ==========   ==========   ==========

       See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1998

                                                                             Deficit
                                              Cumulative                   Accumulated                 Total
                                Additional    Currency        Retained     During the               Shareholders'
                                 Paid in     Translation      Earnings     Development  Shareholder    Equity
                                  Capital     Adjustment      (Deficit)       Stage      Receivable   (Deficit)
                              ----------     ----------     ----------   -----------    ----------  ----------
BALANCE, JULY 1, 1997         $  475,750     $        0     $ (353,788)  $         0    $  (95,000) $   28,645

CHANGE IN PAR VALUE             (475,750)

ISSUANCE OF COMMON
   STOCK FOR CASH                                                                                       60,000

ISSUANCE OF
   COMMON STOCK FOR
   ACQUISITION OF 90%
   OF SAOWANI
   DEVELOPMENT S.A.R.L.,
     AT BOOK VALUE OF
       SUBSIDIARY                                                                                           36

REPAYMENT OF
   SHAREHOLDER'S
   RECEIVABLE

STOCK DIVIDEND                                                                              95,000      95,000

CUMULATIVE CURRENCY
   TRANSLATION
   ADJUSTMENT                                     3,860                                                  3,860

ISSUANCE OF COMMON STOCK
   FOR 70% OF WORLD GEMS
   CORPORATION                                                                                           1,000

NET (LOSS) FOR THE YEAR
   ENDED JUNE 30, 1998                                         (18,406)     (620,244)                 (638,650)

                              ----------     ----------     ----------   -----------    ----------  ----------
BALANCE, JUNE 30, 1998        $        0     $    3,860     $ (372,194)  $  (620,244)   $        0  $ (450,109)
                              ==========     ==========     ==========   ===========    ==========  ==========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                   July 1, 1997
                                                                    (Date of
                                                         Year      Development
                                                         Ended      Stage) to
                                                   June 30, 1998   June 30, 1998
                                                   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                         $(634,790)    $(616,384)
  Adjustments to reconcile net (loss) to
    net cash (used) by operating activities:
      Depreciation and amortization                     42,368           884
      Loss on investment in subsidiary                 101,000       101,000
  Changes in operating assets and liabilities:
   Investment funds receivable                          65,189             0
   Gem inventory                                       (33,730)      (33,730)
   Other assets                                        (16,729)        4,374
   Deposits                                              3,592             3
   Accounts payable                                     58,394        58,394
   Unearned revenue                                    (70,753)            0
                                                     ---------     ---------

NET CASH FLOWS (USED) BY OPERATING
 ACTIVITIES                                           (485,459)     (485,459)
                                                     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                  (24,154)      (24,154)
                                                     ---------     ---------

NET CASH FLOWS (USED) BY INVESTING
  ACTIVITIES                                           (24,154)      (24,154)
                                                     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdraft                                         3,007         3,007
  Proceeds from issuance of common stock                60,000        60,000
  Proceeds from related entity loan                    345,020       345,020
  Proceeds from shareholder receivable                  95,000        95,000
                                                     ---------     ---------

NET CASH FLOWS PROVIDED BY
   FINANCING ACTIVITIES                                503,027       503,027
                                                     ---------     ---------

NET DECREASE IN CASH                                 $  (6,586)    $  (6,586)

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                      FOR THE YEAR ENDED JUNE 30, 1998 AND
             FOR THE PERIOD JULY 1, 1997 (DATE OF DEVELOPMENT STAGE)
                                TO JUNE 30, 1998

                                                                July 1, 1997
                                                                  (Date of
                                                  Year           Development
                                                  Ended           Stage) to
                                              June 30, 1998     June 30, 1998
                                              -------------     -------------

CASH BALANCE, JULY 1, 1997                       $  6,586         $  6,586
                                                 --------         --------

CASH BALANCE, JUNE 30, 1998                      $      0         $      0
                                                 ========         ========

SUPPLEMENTARY DISCLOSURE OF
   CASH FLOW DATA:

     Interest paid                               $  2,033         $  2,033
                                                 ========         ========
     Taxes paid                                  $      0         $      0
                                                 ========         ========

NON CASH INVESTING AND FINANCING
   ACTIVITIES

ISSUANCE OF COMPANY STOCK FOR
   SOAWANI DEVELOPMENT S.A.R.L                                    $     36
                                                                  ========
ISSUANCE OF COMPANY STOCK AND
   PROMISSORY NOTE FOR WORLD
   GEMS CORPORATION S.A.R.L                                       $101,000
                                                                  ========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

            Principles of Consolidation

            The consolidated financial statements include the accounts of American Benefits Group, Inc. and the following subsidiaries:

                        Subsidiary               Ownership Percentage
                 -----------------------------   --------------------

                 American Benefits Group, Ltd.            100%
                 Soawani Development S.A.R.L.              90%
                 E - Block Technology Inc.                100%

            All material inter-company accounts and transactions have been eliminated.

            Nature of Business

            American Benefits Group, Inc., which was formerly known as Lifeline Benefits Group, Inc. and Living Benefits Group, Inc., was incorporated on February 26, 1996, in the state of Florida. The company was involved in the business of viatical settlements. Effective June 30, 1997, the company ceased its business operations in viatical settlements. On July 16, 1997, the company was acquired by new shareholders and the company is now in the business of exploring and extracting mining perimeters in the Democratic Republic of Madagascar.

            The company purchased 100% of the outstanding stock of American Benefits Group, Ltd. from a company controlled by a director of the company. American Benefits Group, Ltd. provides management services to related entities.

            American Benefits Group, Inc. acquired a 90% interest in Soawani Development S.A.R.L. from a company controlled by two directors. Saowani Development S.A.R.L. owns 13 mineral perimeters in Madagascar.

            E-Block Technology, Inc. is presently performing research and testing of clay, sand and additives for the formulation and manufacture of clay blocks.

            Cash and Cash Equivalents

            The company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Gem Inventory

            The gem inventory is stated at the lower of cost (determined principally the average cost method) or market.

            Long-Lived Assets

            Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the company's results of operations, cash flows or financial position.

            Property and Equipment

            Property and equipment is carried at cost. Repairs and maintenance costs are charged against income while renewals and betterments are capitalized as additions to the related assets. The assets are depreciated using the straight-line method with estimated useful lives of 1-10 years.

            Organization Costs

            Costs associated with the organization of the company are being amortized using the straight-line method over five years.

            Compensated Absences

      Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            Income Taxes

            The company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

            The company intends to reinvest its undistributed international earnings to expand its international operations; therefore, no tax has been provided to cover the repatriation of such undistributed earnings.

            Net Earnings Per Share

            The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There were no options outstanding that would cause dilution of the common stock.

            Minority Interest in Consolidated Subsidiary

            The parent company theory is used for disclosing the minority interest in the consolidated balance sheet.

            Accounting Estimates

            Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.

            See Accompanying Notes and Independent Auditors' Report.

                        AMERICAN BENEFITS GROUP, INC. AND
                                  SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

            These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

            International Currency Translation

            For translation of its international currencies, the company has determined that the local currencies of its international subsidiaries are the functional currencies.

NOTE 2 DEVELOPMENT STAGE OPERATIONS

            The company acquired 90% interest in 13 mining perimeters in the Democratic Republic of Madagascar. The company has retained engineers, geologists and other consultants necessary to explore and test the properties for sapphires and other precious minerals.

            As of June 30, 1998, the company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

            FAS-7 requires that all development costs be expensed during the development period. The company expensed $625,518 of development costs for the year ended June 30, 1998 and for the period July 1, 1997 (date of development stage) to June 30, 1998.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 3 PROPERTY AND EQUIPMENT

            Property and equipment consist of the following:

                  Office furniture and equipment       $ 3,297
                  Computer hardware                     12,677
                  Computer software                      8,180
                                                       -------
                      Subtotal                          24,154
                  Less accumulated depreciation            884
                                                       -------
                     Total                             $23,270
                                                       =======

            Depreciation expense for year ended June 30, 1998 on assets owned at June 30, 1998 amounted to $884.

NOTE 4 INCOME TAXES

            (Loss) before income taxes                    $(643,924)
                                                          ---------

            The provision for income taxes
             is estimated as follows:

                   Currently payable                      $       0
                                                          ---------
                   Deferred                               $       0
                                                          ---------

            A reconciliation of the provision for income taxes compared with the amounts at the U.S. Federal and foreign Statutory rates is as follows:

            Tax at U.S. Federal Statutory income tax rates        $  0
                                                                  ----
                   Taxes at foreign rates                         $  0
                                                                  ----

            Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws.

            The net deferred tax assets is:                       $  0
                                                                  ----

            Temporary differences and carry forwards that gave rise to deferred tax assets and liabilities included the following:

                                                     Deferred Tax
                                                 Assets    Liabilities
                                                 ------    -----------

            Net operating loss
                U.S. federal                    $ 96,500    $      0
                Foreign                           53,000           .
                                                --------    --------
                  Subtotal                       149,500           0
                Valuation allowance              149,500           0
                                                --------    --------

                   Total deferred taxes         $      0    $      0
                                                ========    ========

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 4 INCOME TAXES (CONTINUED)

            A reconciliation of the valuation allowance is as follows:

            Balance, July 1, 1997                         $  43,000
            Lost due to change in ownership                 (43,000)
            Addition for the year ended June 30, 1998       149,500
                                                          ---------

               Balance, June 30, 1998                     $ 149,500
                                                          =========

NOTE 5 STOCK DIVIDEND

            On November 18, 1997, the Board of Directors declared a dividend by subdividing the shares of the common stock of the company on the basis of one old share for three new shares.

NOTE 6 NON QUALIFIED STOCK OPTION PLAN

            The company has a nonqualified stock option plan which gives the Board of Directors or a committee designated by the Board of Directors authority to issue additional shares of its common stock at specified prices as determined by the Board of Directors. The Board of Directors have not granted any options as of June 30, 1998.

NOTE 7 COMMON AND PREFERRED STOCK

            On November 18, 1997, the authorized shares of the company stock were increased to 200,000,000 common stock voting shares and the par value was changed from .001(cent) per share to no par value. In addition, the company authorized 10,000,000 preferred voting shares at a par value of $10.00 per share.

NOTE 8 PREFERRED STOCK

            The preferred stock has preferences over the common stock for dividends (non cumulative) and upon company dissolution.

NOTE 9 INTERNATIONAL SUBSIDIARIES

            The following amounts are included in the consolidated financial statements for international subsidiaries:

                  Current assets                       $ 8,059

                  Current liabilities                   77,696

                  Net property and equipment            20,303

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 10 INTEREST EXPENSE

            For the year ended June 30, 1998, the company incurred $2,033 of interest costs which are included in development costs.

NOTE 11 RENT

            The company rents office space on a month to month basis from a related entity. Rent expense for the year ended June 30, 1998 is $23,168.

NOTE 12 AGENCY AGREEMENT

            The companies have entered an agency agreement with a corporation director and a company controlled by the director. Under the agreement, the director and the authorized company may incur expenses on behalf of American Benefits Group, Inc. and Subsidiaries and American Benefits Group, Inc. and Subsidiaries agree to reimburse the director and company for all expenses incurred plus reasonable overhead cost reimbursements. The company owes the related entity $345,020 at June 30, 1998.

            The company incurred expenses under this agreement in the amount of $345,020 for the year ended June 30, 1998.

NOTE 13 LONG-TERM DEBT

            The note is unsecured, does not bear interest and is due on July 13, 2000. Since the note was canceled in March 1999, the company did not impute interest for the period of June 19, 1998 to June 30, 1998.

NOTE 14 ACQUISITION OF SAOWANI DEVELOPMENT S.A.R.L.

            On August 26, 1997, the company acquired Saowani Development S.A.R.L. by exchanging 3,000,000 shares of its common stock for 90% of the common stock of Saowani Development S.A.R.L. The acquisition has been accounted for as a pooling of interest.

            The details of the results of operations (unaudited) for each separate company, prior to the date of combination, that are included in the current net income are:

                                     American Benefits      Saowani
                                      Group, Inc. and     Development
                                       Subsidiaries        S.A.R.L.
                                      ---------------     -----------
                  Revenue               $       0          $       0

                  Development costs       445,294                  0
                                        ---------          ---------

                  Net (loss)            $(445,294)         $       0
                                        =========          =========

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 14 ACQUISITION OF SAOWANI DEVELOPMENT S.A.R.L. (CONTINUED)

            There were no adjustments in the net assets of the combining companies to adopt the same accounting policies.

            Each of the companies had a June 30 year end so no accounting adjustments were necessary.

            An (unaudited) reconciliation of revenues and earnings reconciled with the amounts shown in the consolidated financial statements is as follows:
            Net (loss) on American Benefits Group, Inc.

            and subsidiary at August 26, 1997               $ (38,438)
            Add Saowani Development S.A.R.L. (loss)           (47,104)
            Additional net (loss) from August 27, 1997 to
            June 30, 1998                                    (558,382)
                                                            ---------
            Net (loss) for the year ended June 30, 1998     $(643,924)
                                                            =========

NOTE 15 ACQUISITION OF AMERICAN BENEFITS GROUP, LTD.

            On January 1, 1998, the company purchased 100% of the issued and outstanding shares of American Benefits Group, Ltd., for $100 which was the estimated fair market value of the net assets acquired.

            The acquisition was accounted for as a purchase and the results of American Benefits Group, Ltd. are included in the consolidated financial statements since the date of acquisition.

            The allocation of the purchase price was as follows:

            Accounts receivable                              $204,684
            Loan payable, stockholder                         204,584
                                                             --------

            Net book value and estimated fair market value   $    100
                                                             ========

            The following table presents unaudited pro forma combined historical results as if American Benefits Group, Ltd. was acquired at the beginning of the fiscal year. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal year, nor are they necessarily indicative of future consolidated results.

            Pro forma results (unaudited)
               Net sales                                  $       0
               Net (loss)                                 $(643,924)
               Net (loss) per common share                $   (.035)

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 16 ACQUISITION OF WORLD GEMS CORPORATION S.A.R.L.

            On June 19, 1998, the company acquired a 70% interest in World Gems Corporation S.A.R.L. from a company controlled by two officers of the corporation. The consideration for the purchase was:

            1. One hundred thousand dollars to be paid prior to July 13, 2000. The note is unsecured and does not bear interest.

            2. Issuance of American Benefits Group, Inc. Rule 144 restricted shares in the amount of 1,000,000 shares at a price of $ 0.001 cents per share.

            The acquisition was accounted for as a purchase. World Gems Corporation S.A.R.L. was an inactive company and did not have any revenue prior to the acquisition, so pro forma historical information is not presented.

            The allocation of the purchase price is as follows:

            34 mining perimeters                               $101,000

            In March 1999, World Gems Corporation S.A.R.L. lost its mining perimeter rights in Madagascar and the Board of Directors elected to write-off the investment in World Gems Corporation S.A.R.L. as worthless. The company negotiated the cancellation of the $100,000 note payable due to the sellers of World Gems Corporation S.A.R.L.

NOTE 17 ACQUISITION OF STONES AND WOOD CORPORATION S.A.R.L.

            In May 1999, the company purchased 100% of Stones and Wood Corporation S.A.R.L. plus 18 type I mining perimeters for $500,000 cash plus 4,997,000 shares of Rule 144 restricted common stock valued at .70(cent) per share which was the fair market value of the perimeters.

            The acquisition was accounted for as a purchase. Stones and Wood Corporation S.A.R.L. was an inactive company and did not have any revenue prior to the acquisition, so pro forma historical information is not presented.

            The purchase price was allocated to the 37 mining perimeters acquired. The company will amortize the perimeter costs on a straight line basis over the average remaining life of the perimeters.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 18 SUBSEQUENT EVENTS

      A.    Joint Venture Agreement

            In April 1999, the company entered into a joint venture agreement, known as Total Gem Management Ltd, with the Menavi Group, an Israeli corporation. Total Gem Management Ltd. (TGM) will be responsible to manage and handle the company's sapphires from the point after mining and sorting.

            American Benefits Group, Inc. is required to provide $1,000,000 cash to TGM and Menavi Group will provide $1,000,000 of gems (wholesale value).

                                        American
                                        Benefits            Menavi
            Division of Profits         Group, Inc.          Group
            -------------------         -----------          -----

            On goods from American
            Benefits Group, Inc. mines
            Total net sales on cut
             and semicut-stones             66.6%          33.4%

            On unprocessed rough            75.0%          25.0%

            On goods purchased by American
            Benefit Group, Inc.
                    Total net sales minus
                    total purchase cost

      B.    New Subsidiaries

            The company formed the following new subsidiaries after June
            30, 1998:

            1.    ABFG Sales Limited (USA)
            2.    ABFG Sales Ltd. (Canada)
            3.    American Benefits Group (Israel) Ltd., Israel
            4.    American Benefits Group (Israel-Madagascar) Ltd., Israel
            5.    ABFG Resources Madagascar S.A.R.L., Madagascar

      C.    Issuance of Common Stock

            In June 1999, the company issued, pursuant to Rule 144, an aggregate of 5,220,000 shares of common stock to 36 employees and consultants as additional compensation for services rendered. The value of the shares issued on the date of issuance was $1,096,200.

            See Accompanying Notes and Independent Auditors' Report.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 18 SUBSEQUENT EVENTS (CONTINUED)

      C.    Issuance of Common Stock (Continued)

            From February 1999 through June 1999, the company issued and sold, pursuant to Rule 144, an aggregate of 7,410,075 shares of common stock to an aggregate of 47 accredited investors. The common shares were sold pursuant to an offering of Rule 144 common stock at a unit price of $.30 per unit. The sale resulted in an aggregate offering of $1,863,025.

            In June 1999, the company issued and sold, pursuant to Rule 144, 23,000 common shares to Dove Gems & Jewelry Co., Ltd. in exchange for a deposit on equipment. The value of the shares on the date of issuance was $23,056.

            From December 1998 through to May 1999, the company issued and sold to 14 accredited investors 10,000,000 units, each unit consisting of 1 share of common stock at an average price $.10 per unit for an aggregate offering price of $1,000,000. The units were issued without registration under the Securities Act in reliance on the exemption from registration provided by regulation D promulgated under the Securities act.

      D.    Change in Trading Status

            On July 3, 1999, the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC) de-listed the stock of the company from the Over-the-Counter Bulletin Board (OTCBB) to the "Pink Sheets".

            This action arises from the SEC's approval of amendments to NASD Rules 6530 and 6540 requiring an issuer to make periodic financial report filings to the SEC and to remain current with those required filings, in order for an issuer of stock to continue being quoted on the OTCBB. Prior to these amendments, there was no requirement for an issuer of stock on the OTCBB to file any reports with the SEC. Management is in the process of filing Form 10SB to become a reporting issuer.

NOTE 19 CORPORATION INCOME TAX RETURNS

            The company has not filed its United States and Canadian income tax returns for the year ended June 30, 1998. However, the company incurred losses and it is anticipated that the company will not have a tax liability.

                 AMERICAN BENEFITS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1998

NOTE 20 NET OPERATING LOSS CARRYFORWARDS

            The company has the following net operating loss carryforwards:

                                                                  Expiration
                   Country           Year           Amount           Date
               -------------     -------------    ----------      -----------
               United States     June 30, 1998    $  586,686         2013
               Canada            June 30, 1998       103,428         2003

            See Accompanying Notes and Independent Auditors' Report